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14040368

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 8177

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____ AND ENDING _12-31-13_

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Citigroup Global Markets, Inc.*

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

_____
(No. and Street)

_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

_____
(Name – if individual, state last, first, middle name)

_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2014
REGISTRATIONS BRANCH
04

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

CITIGROUP GLOBAL MARKETS INC.
AND SUBSIDIARIES
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Consolidated Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Board of Directors
Citigroup Global Markets Inc.:

We have audited the accompanying consolidated statement of financial condition of Citigroup Global Markets Inc. (an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.) and its subsidiaries as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the consolidated statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Citigroup Global Markets Inc. and its subsidiaries as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.



February 28, 2014

CITIGROUP GLOBAL MARKETS INC. AND SUBSIDIARIES
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Consolidated Statement of Financial Condition

December 31, 2013

(Dollars in millions)

Assets

Cash and cash equivalents	$ 823
Cash segregated under federal and other regulations	4,248
Securities borrowed or purchased under agreements to resell (including $104,834 at fair value)	156,078
Trading account assets ($17,867 pledged as collateral):	
Mortgage-backed securities	25,663
U.S. Treasury and federal agency securities	10,969
Equity securities	9,149
Corporate debt securities	7,509
Asset-backed securities	4,943
Foreign government securities	1,634
Derivatives	1,041
State and municipal securities	510
Other debt securities	2
	61,420
Securities received as collateral, at fair value (all pledged to counterparties)	10,921
Receivables:	
Customers	5,037
Brokers, dealers and clearing organizations	8,086
Other	1,209
	14,332
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $1,580	465
Goodwill	145
Other assets	5,168
Total assets	$ 253,600

See accompanying notes to consolidated statement of financial condition.

CITIGROUP GLOBAL MARKETS INC. AND SUBSIDIARIES
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Consolidated Statement of Financial Condition

December 31, 2013

(Dollars in millions)

Liabilities and Stockholder's Equity

Short-term borrowings:		
Affiliates	$	8,589
Other		1,202
		9,791
Securities loaned or sold under agreements to repurchase (including $13,083 at fair value)		140,477
Trading account liabilities:		
U.S. Treasury and federal agency securities		11,545
Corporate debt securities		3,026
Equity securities		2,293
Derivatives		915
Foreign government securities		494
Other debt securities		124
		18,397
Payables and accrued liabilities:		
Customers		32,863
Obligations to return securities received as collateral, at fair value		10,921
Brokers, dealers and clearing organizations		3,389
Other		6,073
		53,246
Long-term debt		13,553
Total liabilities		235,464
Commitments, contingencies and guarantees:		
Subordinated indebtedness		8,445
Stockholder's equity:		
Common stock ($10,000 par value, 1,000 shares authorized, issued and outstanding)		10
Additional paid-in capital		7,196
Retained earnings		2,485
Total stockholder's equity		9,691
Total liabilities and stockholder's equity	$	253,600

See accompanying notes to consolidated statement of financial condition.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

(1) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The Consolidated Statement of Financial Condition includes the accounts of Citigroup Global Markets Inc. (CGMI) and its subsidiaries (the Company) prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). CGMI is a direct wholly owned subsidiary of Citigroup Financial Products Inc. (CFPI, or Parent), and is an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI), which is a wholly owned subsidiary of Citigroup Inc. (Citigroup). CGMI is registered as a securities broker dealer and investment advisor with the Securities and Exchange Commission (SEC), a municipal securities dealer and advisor with the Municipal Securities Rulemaking Board (MSRB), and registered swap dealer and futures commission merchant (FCM) with the Commodities Future Trading Commission (CFTC). The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Protection Corporation (SIPC), the National Futures Association (NFA) and other self regulatory organizations. The Company provides corporate, institutional, public sector and high-net-worth clients with a full range of products and services, including fixed income and equity sales and trading, foreign exchange, prime brokerage, equity and fixed income research, investment banking and advisory services, cash management, trade finance and securities services.

The Company consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Entities where the Company holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence, other than investments accounted for at fair value under the fair value option, are accounted for under the equity method.

(b) Use of Estimates

Management must make estimates and assumptions that affect the Consolidated Statement of Financial Condition and the related footnote disclosures. Such estimates are used in connection with certain fair value measurements. See note 10 to the Consolidated Statement of Financial Condition for further discussions on estimates used in the determination of fair value. The Company also uses estimates in determining consolidation decisions for special-purpose entities as discussed in note 7 to the Consolidated Statement of Financial Condition. Moreover, estimates are significant in determining the amounts of impairments of goodwill and other intangible assets, provisions for probable losses that may arise from credit-related exposures and probable and estimable losses related to litigation and regulatory proceedings, and tax reserves. While management makes its best judgment, actual amounts or results could differ from those estimates.

(c) Variable Interest Entities

An entity is referred to as a variable interest entity (VIE) if it meets the criteria outlined in ASC 810, *Consolidation* (formerly Statement of Financial Accounting Standards (SFAS) No. 167, *Amendments to FASB (Financial Accounting Standards Board) Interpretation No. 46 (R)*) (SFAS 167), which are: (i) the entity has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) the entity has equity investors that cannot make significant decisions about the entity's operations or that do not absorb their proportionate share of the entity's expected losses or expected returns.

(Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

The Company consolidates a VIE when it has both the power to direct the activities that most significantly impact the VIE's economic success and a right to receive benefits or the obligation to absorb losses of the entity that could be potentially significant to the VIE (that is, it is the primary beneficiary).

The Company had no material interests in consolidated VIEs at December 31, 2013. The Company has variable interests in other VIEs that are not consolidated because the Company is not the primary beneficiary. These include certain collateralized debt obligations (CDOs) and collateralized loan obligations (CLOs).

However, these VIEs and all other unconsolidated VIEs are monitored by the Company to determine if any events have occurred that could cause its primary beneficiary status to change. These events include:

- additional purchases or sales of variable interests by the Company or an unrelated third party, which cause the Company's overall variable interest ownership to change;

- changes in contractual arrangements in a manner that reallocates expected losses and residual returns among the variable interest holders;

- changes in the party that has power to direct the activities of a VIE that most significantly impact the entity's economic performance; and

- providing support to an entity that results in an implicit variable interest.

All other entities not deemed to be VIEs with which the Company has involvement are evaluated for consolidation under other subtopics of ASC 810 (formerly Accounting Research Bulletin (ARB) No. 51, *Consolidated Financial Statements*, SFAS No. 94, *Consolidation of All Majority-Owned Subsidiaries*, and EITF Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights*).

(d) **Cash and Cash Equivalents**

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

(e) **Cash Segregated under Federal and Other Regulations**

The Company is required by its primary regulators, including the SEC and CFTC, to segregate cash to satisfy rules regarding the protection of customer assets. See note 6 to the Consolidated Statement of Financial Condition for further discussion.

(f) **Trading Account Assets and Liabilities**

Trading account assets include debt and marketable equity securities, derivatives in a net receivable position and residual interests in securitizations. *Trading account liabilities* include securities sold,

5 (Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

not yet purchased (short positions), and derivatives in a net payable position. All trading account assets and liabilities are carried at fair value.

Derivatives are used for trading purposes and include interest rate, currency, equity, credit, and commodity swap agreements, options, caps and floors, warrants, and financial and commodity futures and forward contracts. Derivative asset and liability positions are presented net by counterparty on the Consolidated Statement of Financial Condition when a valid master netting agreement exists and the other conditions set out in ASC 210-20, *Balance Sheet – Offsetting* are met. See note 8 to the Consolidated Statement of Financial Condition.

The Company uses a number of techniques to determine the fair value of trading assets and liabilities, which are described in note 10 to the Consolidated Statement of Financial Condition.

(g) Repurchase and Resale Agreements

Securities sold under agreements to repurchase (repos) and securities purchased under agreements to resell (reverse repos) generally do not constitute a sale for accounting purposes of the underlying securities and are treated as collateralized financing transactions.

Where the conditions of ASC 210-20-45-11, *Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements*, are met, repos and reverse repos are presented net on the Consolidated Statement of Financial Condition.

The Company's policy is to take possession of securities purchased under reverse repurchase agreements. The Company monitors the fair value of securities subject to repurchase or resale on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection.

As described in note 10 to the Consolidated Statement of Financial Condition, the Company uses a discounted cash flow technique to determine the fair value of repo and reverse repo transactions.

(h) Securities Borrowed and Securities Loaned

Securities borrowing and lending transactions generally do not constitute a sale of the underlying securities for accounting purposes, and are treated as collateralized financing transactions. Such transactions are recorded at the amount of proceeds advanced or received plus accrued interest.

The Company monitors the fair value of securities borrowed or loaned on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection. As described in note 10 to the Consolidated Statement of Financial Condition, the Company uses a discounted cash flow technique to determine the fair value of securities lending and borrowing transactions.

(i) Securities Received as Collateral and Obligations to Return Securities Received as Collateral

In transactions where the Company acts as lender in securities lending agreement and receives securities that can be pledged or sold as collateral it recognizes an asset on the Consolidated Statement of Financial Condition representing the securities received and liability for the same amount representing the obligation to return those securities.

(Continued)

CITIGROUP GLOBAL MARKETS INC.

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

(j) Receivables and Payables – Customers, Brokers, Dealers and Clearing Organizations

The Company has receivables and payables for financial instruments sold to and purchased from brokers, dealers and customers, which arise in the ordinary course of business. The Company is exposed to risk of loss from the inability of brokers, dealers or customers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Credit risk is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transaction and replaces the broker, dealer or customer in question.

The Company seeks to protect itself from the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. Margin levels are monitored daily, and customers deposit additional collateral as required. Where customers cannot meet collateral requirements, the Company will liquidate sufficient underlying financial instruments to bring the customer into compliance with the required margin level.

Exposure to credit risk is impacted by market volatility, which may impair the ability of clients to satisfy their obligations to the Company. Credit limits are established and closely monitored for customers and for brokers and dealers engaged in forwards, futures and other transactions deemed to be credit sensitive. Brokerage receivables and payables are accounted for in accordance with ASC 940-320.

(k) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded substantially on a straight-line basis over the lesser of the estimated useful lives of the related assets or noncancelable lease terms, as appropriate. Certain internal use software costs are capitalized and amortized on a straight-line basis over their estimated useful lives.

(l) Goodwill

Goodwill represents the excess of acquisition cost over the fair value of net tangible and intangible assets acquired. Goodwill is subject to an annual impairment test, whereby impairment is deemed to exist if the carrying value of the single reporting unit of the Company exceeds its estimated fair value. The Company performed its annual goodwill impairment test as of July 1, 2013, resulting in no impairment of the Company's reporting unit.

(m) Securitizations

The Company primarily securitizes mortgages and corporate debt instruments. There are two key accounting determinations that must be made relating to securitizations. CGMI first makes a determination as to whether the securitization entity would be consolidated. Second, it determines whether the transfer of financial assets to the entity is considered a sale under GAAP. If the securitization entity is a VIE, the Company consolidates the VIE if it is the primary beneficiary (as discussed in "Variable Interest Entities" above). For all other securitization entities determined not to be VIEs in which the Company participates, a consolidation decision is based on which party has

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

voting control of the entity, giving consideration to removal and liquidation rights in certain partnership structures. Only securitization entities controlled by the Company are consolidated.

Interests in the securitized and sold assets may be retained in the form of subordinated or senior interest-only strips, subordinated tranches, and residuals. Retained interests in non-consolidated mortgage securitization trusts are classified as asset-backed securities in *Trading account assets*.

(n) **Debt**

Short-term borrowings and long-term debt are accounted for at amortized cost.

(o) **Transfers of Financial Assets**

For a transfer of financial assets to be considered a sale: (i) the assets must have been isolated from the Company, even in bankruptcy or other receivership; (ii) the purchaser must have the right to pledge or sell the assets transferred or, if the purchaser is an entity whose sole purpose is to engage in securitization and asset-backed financing activities and that entity is constrained from pledging the assets it receives, each beneficial interest holder must have the right to sell the beneficial interests; and (iii) the Company may not have an option or obligation to reacquire the assets.

If these sale requirements are met, the assets are removed from the Company's Consolidated Statement of Financial Condition. If the conditions for sale are not met, the transfer is considered to be a secured borrowing, the assets remain on the Consolidated Statement of Financial Condition, and the sale proceeds are recognized as the Company's liability. A legal opinion on a sale generally is obtained for complex transactions or where the Company has continuing involvement with assets transferred or with the securitization entity. For a transfer to be eligible for sale accounting, those opinions must state that the asset transfer would be considered a sale and that the assets transferred would not be consolidated with the Company's other assets in the event of the Company's insolvency.

For a transfer of a portion of a financial asset to be considered a sale, the portion transferred must meet the definition of a participating interest. A participating interest must represent a pro rata ownership in an entire financial asset; all cash flows must be divided proportionately, with the same priority of payment; no participating interest in the transferred asset may be subordinated to the interest of another participating interest holder; and no party may have the right to pledge or exchange the entire financial asset unless all participating interest holders agree. Otherwise, the transfer is accounted for as a secured borrowing.

See note 7 to the Consolidated Statement of Financial Condition for further discussion.

(p) **Income Taxes**

The Company is subject to the income tax laws of the U.S. and its states and municipalities, and the foreign jurisdictions in which it operates. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. Disputes over interpretations of the tax laws may be subject to review and adjudication by the court systems of the various tax jurisdictions or may be settled with the taxing authority upon examination or audit.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

Deferred taxes are recorded for the future consequences of events that have been recognized for financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more-likely-than-not. FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48) (now incorporated into ASC 740, *Income Taxes*), sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized. FIN 48 also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

See note 3 to the Consolidated Statement of Financial Condition for a further description of the Company's income tax assets and liabilities.

(q) Related Party Transactions

The Company has related party transactions with certain of its subsidiaries and affiliates. These transactions, which are primarily short-term in nature, include cash accounts, collateralized financing transactions, margin accounts, derivative trading, charges for operational support and the borrowing and lending of funds, and are entered into in the ordinary course of business.

Accounting Changes

Offsetting

In December 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-11 – *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*. The ASU requires new disclosures for derivatives, resale and repurchase agreements, and securities borrowing and lending transactions that are either offset in the balance sheet (presented on a net basis) or subject to an enforceable master netting arrangement or similar arrangement. The standard requires disclosures that provide incremental gross and net information in the current notes to the financial statements for the relevant assets and liabilities. The ASU did not change the existing offsetting eligibility criteria or the permitted balance sheet presentation for those instruments that meet the eligibility criteria.

The new incremental disclosure requirements became effective for the Company on January 1, 2013. The incremental requirements can be found in Note 4 to the Consolidated Statement of Financial Condition for resale and repurchase agreements and securities borrowing and lending transactions and Note 8 to the Consolidated Statement of Financial Condition for derivatives.

Future Application of Accounting Standards

Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry-forward, a Similar Tax Loss, or a Tax Credit Carry-forward Exists

In July 2013, the FASB issued ASU No. 2013-11, *Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry-forward, a Similar Tax Loss, or a Tax Credit Carry-forward Exists (a consensus of the FASB Emerging Issues Task Force)*. As a result of applying this ASU, an unrecognized tax benefit should be presented as a reduction of a deferred tax asset for a net

CITIGROUP GLOBAL MARKETS INC.

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

operating loss (NOL) or other tax credit carry-forward when settlement in this manner is available under the tax law. The assessment of whether settlement is available under the tax law would be based on facts and circumstances as of the balance sheet reporting date and would not consider future events (e.g., upcoming expiration of related NOL carry-forwards). This classification should not affect an entity's analysis of the realization of its deferred tax assets. Gross presentation in the rollforward of unrecognized tax positions in the notes to the financial statements would still be required.

This ASU is effective for the Company in 2014, and may be applied on a prospective basis to all unrecognized tax benefits that exist at the effective date. The Company has the option to apply the ASU retrospectively. Early adoption is also permitted. The impact of adopting this ASU is not expected to be material to the Company.

Other Potential Amendments to Current Accounting Standards

The FASB and Internal Accounting Standards Board, either jointly or separately, are currently working on several major projects, including amendments to existing accounting standards governing financial instruments, leases and consolidation. In particular, as part of the joint financial instruments project, the FASB has issued a proposed ASU that would result in significant changes to the guidance for recognition and measurement of financial instruments, in addition to the proposed ASU that would change the accounting for credit losses on financial instruments. The FASB is also working on a joint project that would require substantially all leases to be capitalized on the balance sheet. Additionally, the FASB has issued a proposal on principal-agent considerations that would change the way the Company needs to evaluate whether to consolidate VIEs and non-VIE partnerships. The principal-agent consolidation proposal would require all VIEs, including those that are investment companies, to be evaluated for consolidation under the same requirements.

The FASB recently issued a proposed ASU relating to the accounting for insurance contracts that would include in its scope many contracts currently accounted for as financial instruments and guarantees, including some where credit risk rather than insurance risk is the primary risk factor, such as standby letters of credit and liquidity facilities. Representations and warranties and indemnifications would also be considered to be insurance contracts. As a result, the timing of income recognition for insurance contracts could be changed and certain financial contracts deemed to have insurance risk, such as catastrophe bonds, could no longer be recorded at fair value.

All of these projects may have significant impacts for the Company. Upon completion of the standards, the Company will need to re-evaluate its accounting and disclosures. However, due to ongoing deliberations of the standard setters, the Company is currently unable to determine the effect of future amendments or proposals.

(2) Incentive Plans and Retirement Benefits

(a) Incentive Programs

The Company participates in various Citigroup stock-based compensation programs. Citigroup makes restricted or deferred stock and/or deferred cash awards, as well as stock payments, as part of its discretionary annual incentive award program involving a large segment of Citigroup's employees worldwide, including employees of CGMI.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

Stock awards, deferred cash awards and grants of stock options also may be made at various times during the year as sign-on awards to induce new hires to join the Company or to high-potential employees as long-term retention awards. Other incentive awards are made on an annual or other regular basis pursuant to programs designed to retain and motivate certain employees who do not participate in Citigroup's annual discretionary incentive award program.

Recipients of Citigroup stock awards generally do not have any stockholder rights until shares are delivered upon vesting or exercise, or after the expiration of applicable required holding periods. Recipients of restricted or deferred stock awards, however, may be entitled to receive dividends or dividend-equivalent payments during the vesting period. Recipients of restricted stock awards generally are entitled to vote the shares in their award during the vesting period. Once a stock award vests, the shares are freely transferable, unless they are subject to a restriction on sale or transfer for a specified period. Pursuant to a stock ownership commitment, certain executives have committed to holding most of their vested shares indefinitely.

Executives and employees of the Company participate in the Citigroup programs described below to the extent they meet the eligibility criteria established by Citigroup.

(b)   **Annual Incentive Awards**

Discretionary annual incentives generally are awarded in the first quarter of the year based upon previous year's performance. Awards valued at less than U.S. $100,000 (or local currency equivalent) generally are paid entirely in the form of an immediate cash bonus. Pursuant to Citigroup policy and/or regulatory requirements, employees and officers with higher incentive award values are subject to mandatory deferrals of incentive pay and generally receive 25%-60% of their award in a combination of restricted or deferred stock and deferred cash awards. Certain employees are subject to reduced deferral requirements that apply to awards valued at less than U.S. $100,000 (or local currency equivalent).

Deferred annual incentive awards generally are delivered as two awards—a restricted or deferred stock award under Citigroup's Capital Accumulation Program (CAP) and a deferred cash award. The applicable mix of CAP and deferred cash awards may vary based on the employee's minimum deferral requirement and the country of employment. In some cases, the entire deferral will be in the form of either a CAP or deferred cash award.

Subject to certain exceptions (principally, for retirement-eligible employees), continuous employment within Citigroup is required to vest in CAP and deferred cash awards. Post-employment vesting by retirement-eligible employees and participants who meet other conditions generally is conditioned upon their refraining from competition with Citigroup during the remaining vesting period, unless the employment relationship has been terminated by Citigroup under certain conditions.

Generally, the CAP and deferred cash awards vest in equal annual installments over three- or four-year periods. Vested CAP awards are delivered in shares of Citigroup common stock. Dividend equivalent payments are paid to participants during the vesting period or accrued for participants who have a CAP award subject to the performance-vesting conditions described below. Deferred

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

cash awards are payable in cash and earn a fixed notional rate of interest that is paid only if and when the underlying principal award amount vests.

Unvested CAP and deferred cash awards made in January 2011 or later are subject to one or more clawback provisions that apply in certain circumstances, including in the case of employee risk-limit violations or other misconduct or where the awards were based on earnings that were misstated. Deferred cash awards made to certain employees in February 2013 and later are subject to a discretionary performance-based vesting condition under which an amount otherwise scheduled to vest may be reduced in the event of a "material adverse outcome" for which a participant has "significant responsibility." Deferred cash awards made to these employees in February 2014 are subject to an additional clawback provision pursuant to which unvested awards may be canceled if the employee engaged in misconduct or exercised materially imprudent judgment, or who failed to supervise or escalate the behavior of other employees who did.

CAP awards made to certain employees in February 2013 and later and deferred cash awards made to certain employees in January 2012 are subject to a formulaic performance-based vesting condition pursuant to which amounts otherwise scheduled to vest will be reduced based on the amount of any pretax loss by a participant's business in the calendar year preceding the scheduled vesting date. For CAP awards made in February 2013 and later, a minimum reduction of 20% applies for the first dollar of loss.

(c)   ***Sign-on and Long-Term Awards***

As referenced above, from time to time, restricted or deferred stock awards and/or stock option grants are made outside of Citigroup's annual incentive programs to induce employees to join the Company or as special retention awards to key employees. Vesting periods vary, but generally are two to four years. Generally, recipients must remain employed through the vesting dates to vest in the awards, except in cases of death, disability or involuntary termination other than for "gross misconduct." Unlike CAP awards, these awards do not usually provide for post-employment vesting by retirement-eligible participants. If these stock awards are subject to certain clawback provisions or performance conditions, they may be subject to variable accounting.

Deferred cash awards often are granted to induce new hires to join the Company and usually are intended to replace deferred incentives awarded by prior employers that were forfeited when the employees joined the Company. As such, the vesting schedules and terms and conditions of these awards generally are structured to match the vesting schedules and terms and conditions of the forfeited awards.

(d)   ***Stock Option Programs***

Citigroup grants stock options to employees of the Company as part of its annual incentive award programs (this last occurred when certain CAP participants were permitted to elect to receive stock options in lieu of restricted or deferred awards made in 2009). Citigroup also grants stock options to employees of the Company on occasion, as sign-on awards or as retention awards, as referenced above. All stock options are granted on Citigroup common stock with exercise prices that are no less than the fair market value at the time of grant. Vesting periods and other terms and conditions of sign-on and retention option grants tend to vary by grant.

12   (Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

On April 20, 2010, Citigroup made an option grant to a group of employees, including certain employees of the Company, who were not eligible for the October 29, 2009 broad-based grant described below. The options were awarded with an exercise price equal to the NYSE closing price of a share of Citigroup common stock on the trading day immediately preceding the date of grant ($48.80). The options vested in three annual installments beginning on October 29, 2010. The options have a six-year term.

On October 29, 2009, Citigroup made a broad-based option grant to employees worldwide, including employees of the Company. The options have a six-year term, and generally vest in three equal installments over three years, beginning on the first anniversary of the grant date. The options were awarded with an exercise price equal to the NYSE closing price on the trading day immediately preceding the date of grant ($40.80). The Citigroup CEO and other employees whose 2009 compensation was subject to structures approved by the Special Master, including employees of the Company, did not participate in this grant.

(e)   Profit Sharing Plan

In October 2010, the Personnel and Compensation Committee of the Citigroup Board of Directors approved awards under the 2010 Key Employee Profit Sharing Plan (KEPSP), which entitled participants, including employees of the Company, to profit-sharing payments based on an initial performance measurement period of January 1, 2010 through December 31, 2012. Generally, if a participant remains employed and all other conditions to vesting and payment are satisfied, the participant would be entitled to an initial payment in 2013, as well as a holdback payment in 2014 that would be reduced based on performance during the subsequent holdback period (generally, January 1, 2013 through December 31, 2013). Because the vesting and performance conditions were satisfied, the participant's initial payment equaled two-thirds of the product of the cumulative pretax income of Citicorp (as defined in the KEPSP) for the initial performance period and the participant's applicable percentage. The initial payments were paid in 2013 and were paid in cash.

Participants that satisfied the vesting and performance conditions for the KEPSP holdback payment were entitled to such payment equal to the product of (i) the lesser of cumulative pretax income of Citicorp for the initial performance period and cumulative pretax income of Citicorp for the initial performance period and the holdback period combined (generally, January 1, 2010 through December 31, 2013), and (ii) the participant's applicable percentage, less the initial payment. The holdback payment will be paid after January 20, 2014 but no later than March 15, 2014. The holdback payment will be credited with notional interest during the holdback period. The holdback payment will be paid in cash; however, a portion of the awards will be paid in Citigroup common stock if required by regulatory authority.

(f)   Variable Incentive Compensation

Employees of the Company participate in various incentive plans globally that are used to motivate and reward performance primarily in the areas of sales, operational excellence and customer satisfaction. These programs are reviewed on a periodic basis to ensure that they are structured appropriately and adequately risk balanced.

(Continued)

CITIGROUP GLOBAL MARKETS INC.

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

(g) Pension and Postretirement Benefits and Defined Contribution Plans

The Company participates in several noncontributory defined benefit pension plans sponsored by Citigroup covering certain U.S. employees and has various defined benefit pension and termination indemnity plans covering employees outside the United States. The Company also participates in nonqualified defined benefit pension plans sponsored by Citigroup that cover certain executives and key employees.

The Company participates in several defined contribution plans in the U.S. and certain non-U.S. locations, all of which are administered in accordance with local laws. The most significant defined contribution plan is the Citigroup 401(k) Plan sponsored by Citigroup in the U.S.

Under the Citigroup 401(k) Plan, eligible U.S. employees received matching contributions of up to 6% of their eligible compensation for 2013, subject to statutory limits. Additionally, for eligible employees whose eligible compensation is $100,000 or less, a fixed contribution of up to 2% of eligible compensation is provided. All contributions made by the plan sponsor are invested according to each participant's individual elections.

(h) Health Care and Life Insurance Plans

The Company, through Citigroup, offers certain health care and life insurance benefits to its employees. The Company also participates in postretirement health care and life insurance benefits offered by Citigroup to certain eligible U.S. retired employees, as well as to certain eligible employees outside the United States.

(3) Income Taxes

During 2013, the tax sharing agreement with CGMHI was terminated and the Company became a party to the tax sharing agreement with Citigroup. Under income tax allocation agreements with Citigroup Inc., the Company's U.S. federal, State and Local income taxes are provided on a separate return basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax return. Under the tax sharing agreement with Citigroup, the Company settles its current tax liability with Citigroup throughout the year except for any tax liabilities expected to be payable as a separate taxpayer. The Company is included in the consolidated U.S. federal income tax return of Citigroup and the combined New York State and City Article 9A return of CGMHI and Citigroup.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

In millions of dollars

Deferred tax assets:		
Investments	$	556
Deferred compensation and employee benefits		659
Restructuring and settlement reserves		260
Fixed assets and leases		226
Intangibles		8
Credit loss deduction		7
Other deferred tax assets		10
Gross deferred tax assets		1,726
Deferred tax liabilities:		
Intercompany debt underwriting fee		(123)
Other deferred tax liabilities		(4)
Gross deferred tax liabilities		(127)
Net deferred tax asset	$	1,599

The Company has no valuation allowance on deferred tax assets at December 31, 2013. Although realization is not assumed, the Company believes that the realization of the recognized deferred tax asset is more likely than not based on expectations as to future taxable income in the jurisdictions in which it operates and available tax planning strategies, as defined in ASC 740, that could be implemented if necessary to prevent a carryforward from expiring.

The Company adopted FASB ASC Subtopic 740-10, *Accounting for Uncertainty in Income Taxes*, as of January 1, 2007. The Company has settled any uncertain income tax positions pursuant to the tax sharing agreement with CGMHI in prior years.

The following is a roll-forward of the Company's unrecognized tax benefits (in millions):

Total unrecognized tax benefits at January 1, 2013	$	—
Net amount of increases for current year's tax positions		0.3
Gross amount of increases for prior years' tax positions		—
Gross amount of decreases for prior years' tax positions		—
Amounts of decreases relating to settlements		—
Total unrecognized tax benefits at December 31, 2013	$	0.3

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2009
New York State and City	2006

(Continued)

CITIGROUP GLOBAL MARKETS INC.

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

(4) Securities Borrowed, Loaned, and Subject to Repurchase Agreements

Securities borrowed or purchased under agreements to resell, at their respective carrying values, consisted of the following at December 31, 2013:

In millions of dollars	
Securities purchased under agreements to resell (including $49,039 at fair value)	$ 54,759
Deposits paid for securities borrowed (including $55,795 at fair value)	101,319
Total	$ 156,078

Securities loaned or sold under agreements to repurchase, at their respective carrying values, consisted of the following at December 31, 2013:

In millions of dollars	
Securities sold under agreements to repurchase (including $12,244 at fair value)	$ 115,723
Deposits received for securities loaned (including $839 at fair value)	24,754
Total	$ 140,477

The resale and repurchase agreements represent collateralized financing transactions. CGMI executes these transactions to facilitate customer matched-book activity and to efficiently fund a portion of the Company's trading inventory.

It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements and, when necessary, require prompt transfer of additional collateral in order to maintain contractual margin protection. Collateral typically consists of government and government-agency securities, corporate and municipal bonds, and mortgage-backed and other asset-backed securities.

The resale and repurchase agreements are generally documented under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities, by the non-defaulting party, following a payment or other type of default under the relevant master agreement. Events of default generally include: (i) failure to deliver cash or securities as required under the transaction, (ii) failure to provide or return cash or securities as used for margining purposes, (iii) breach of representation, (iv) cross-default to another transaction entered into among the parties, or, in some cases, their affiliates, and (v) a repudiation of obligations under the agreement. The counterparty that receives the securities in these transactions is generally unrestricted in its use of the securities, with the exception of transactions executed on a tri-party basis.

The majority of the resale and certain repurchase agreements are recorded at fair value. The remaining portion is carried at the amount of cash initially advanced or received, plus accrued interest, as specified in the respective agreements.

The securities borrowing and lending agreements also represent collateralized financing transactions similar to the resale and repurchase agreements. Collateral typically consists of government and government-agency securities and corporate debt and equity securities.

16 (Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

Similar to the resale and repurchase agreements, securities borrowing and lending agreements are generally documented under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities, by the non-defaulting party, following a payment or other default by the other party under the relevant master agreement. Events of default and rights to use securities under the securities borrowing and lending agreements are similar to the resale and repurchase agreements referenced above.

A majority of securities borrowing and lending agreements are recorded at the amount of cash advanced or received. The remaining portion is recorded at fair value as the Company elected the fair value option for certain securities borrowed and loaned portfolios. With respect to securities loaned, the Company receives cash collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and securities loaned on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection.

The enforceability of offsetting rights incorporated in the master netting agreements for resale and repurchase agreements and securities borrowing and lending agreements is evidenced to the extent that a supportive legal opinion has been obtained from counsel of recognized standing which provides the requisite level of certainty regarding the enforceability of these agreements and that the exercise of rights by the non-defaulting party to terminate and close-out transactions on a net basis under these agreements will not be stayed, or avoided under applicable law upon an event of default including bankruptcy, insolvency or similar proceeding.

A legal opinion may not have been sought or obtained for certain jurisdictions where local law is silent or sufficiently ambiguous to determine the enforceability of offsetting rights or where adverse case law or conflicting regulation may cast doubt on the enforceability of such rights. In some jurisdictions and for some counterparty types, the insolvency law for a particular counterparty type may be nonexistent or unclear as overlapping regimes may exist. For example, this may be the case for certain sovereigns, municipalities, central banks and U.S. pension plans.

The following tables present the gross and net resale and repurchase agreements and securities borrowing and lending agreements and the related offsetting amount permitted under ASC 210-20-45, as of December 31, 2013. The tables also include amounts related to financial instruments that are not permitted to be offset under ASC 210-20-45 but would be eligible for offsetting to the extent an event of default occurred and a legal opinion supporting enforceability of the offsetting rights has been obtained. Remaining exposures continue to be secured by financial collateral, but the Company may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right.

CITIGROUP GLOBAL MARKETS INC.

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

		As of December 31, 2013			
	Gross amounts of recognized assets	Gross amounts offset on the consolidated balance sheet [1]	Net amounts of assets presented on the consolidated balance sheet	Amounts not offset on the consolidated balance sheet but eligible for offsetting upon counterparty default [2]	Net amounts [3]
			(In millions of dollars)		
Securities purchased under agreements to resell	$ 73,882	19,123	54,759	44,833	9,926
Deposits paid for securities borrowed	101,319	—	101,319	18,618	82,701
Total	$ 175,201	19,123	156,078	63,451	92,627

		As of December 31, 2013			
	Gross amounts of recognized liabilities	Gross amounts offset on the consolidated balance sheet [1]	Net amounts of liabilities presented on the consolidated balance sheet	Amounts not offset on the consolidated balance sheet but eligible for offsetting upon counterparty default [2]	Net amounts [3]
			(In millions of dollars)		
Securities sold under agreements to repurchase	$ 134,846	19,123	115,723	72,988	42,735
Deposits received for securities loaned	24,754	—	24,754	3,332	21,422
Total	$ 159,600	19,123	140,477	76,320	64,157

[1] Includes financial instruments subject to enforceable master netting agreements that are permitted to be offset under ASC 210-20-45.

[2] Includes financial instruments subject to enforceable master netting agreements that are not permitted to be offset under ASC 210-20-45 but would be eligible for offsetting to the extent an event of default has occurred and a legal opinion supporting enforceability of the offsetting right has been obtained.

[3] Remaining exposures continue to be secured by financial collateral, but the Company may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right.

(Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

(5) Long-Term Debt and Subordinated Indebtedness

	Interest rate	Maturities	Balances
		(In millions of dollars)	
Long-term note with CFPI	3.59%	2015	$ 13,000
Subordinated indebtedness with CGMHI	1.01	2014	6,945
Subordinated indebtedness with Citigroup	4.11	2016	1,500
Secured note program	0.52	2015	553
Total			$ 21,998

At December 31, 2013 the Company had subordinated indebtedness of $6.945 billion with CGMHI. This subordinated credit agreement bears interest at a rate agreed upon by both parties (currently 1.01%) and had a maturity date of August 31, 2014 at December 31, 2013. The maturity date is automatically extended an additional year, unless CGMHI notifies FINRA in writing at least seven months prior to the maturity date that such scheduled maturity date shall not be extended.

The Company has a $5 billion subordinated revolving credit agreement with Citigroup which matures on June 30, 2016, and a $5 billion subordinated revolving credit agreement with Citigroup which matures on August 31, 2016. The agreements bear interest at rates agreed upon by both parties (currently 4.11%). At December 31, 2013, there are $1.5 billion in borrowings included in subordinated indebtedness under the facility which matures on June 30, 2016.

All subordinated indebtedness qualified for inclusion in net capital at December 31, 2013. In accordance with Securities and Exchange Commission (SEC) regulations, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital rule requirements are not met.

CGMI has a $60 billion master promissory note (the long-term note) and a $25 billion short-term nonnegotiable master promissory note with CFPI. The long-term note currently bears a variable interest at a rate agreed upon by both parties (currently 3.59%) and is prepayable without penalty. At December 31, 2013, there are $13 billion in borrowings with CFPI under the long-term note. The amount outstanding under this long-term note is "evergreen" in nature, i.e. the loan has no contractual final end / repayment date. For liquidity purposes the maturity of the long-term note is assumed to be one year plus one day from the current reporting date. The maturity of the long-term note may be accelerated if the Company breaches certain restrictive provisions of the loan agreement, which require, among other things, that the Company maintain minimum levels of net capital (see note 6 to the Consolidated Statement of Financial Condition). The Company was in compliance with these requirements during 2013.

CGMI also has borrowing agreements consisting of facilities that CGMI has been advised are available, but where no contractual lending obligation exists. These arrangements are reviewed on an ongoing basis to ensure flexibility in meeting CGMI's short-term requirements.

(Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

(6) Capital Requirements

The Company is a registered broker-dealer and registered futures commission merchant and, accordingly, is subject to the net capital requirements of SEC Rule 15c3-1 (Net Capital Rule), the Financial Industry Regulatory Authority (FINRA) and the Commodities Futures Trading Commission (CFTC). Under the Net Capital Rule, the Company is required to maintain minimum net capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase agreements or the CFTC risk based requirement representing the sum of 8% of customer risk maintenance margin requirement and 8% of non customer risk maintenance margin requirement, as defined. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items.

The Company has elected to compute net capital in accordance with the provisions of Appendix E of the Net Capital Rule. This methodology allows the Company to compute market risk capital charges using internal value-at-risk models. Under Appendix E of the Net Capital Rule, the Company is required to hold tentative net capital in excess of $1 billion and net capital in excess of $500 million. The Company is also required to notify the SEC in the event that its tentative net capital is less than $5 billion. As of December 31, 2013, CGMI had tentative net capital in excess of both the minimum and the notification requirements. At December 31, 2013, the Company had regulatory net capital of $5,376 million, which was $4,546 million in excess of the minimum net capital requirement of $830 million.

The Company is also subject to customer protection segregation requirements under securities laws and regulations, including those of the SEC and CFTC. As of December 31, 2013, included in the statement of financial condition are assets segregated or held in separate accounts under Rule 15c3-3 of the SEC or the Commodity Exchange Act (CEA) as follows:

	Rule 15c3-3	CEA	Total
	(In millions of dollars)		
Cash	$ 1,600	$ 2,644	$ 4,244
Securities borrowed	4,150	—	4,150
Trading account assets	4,570	—	4,570
Securities purchased under agreements to resell	5,175	—	5,175
Receivables from brokers, dealers and clearing organizations:			
Deposits with exchange clearing organizations	—	3,771	3,771
Receivable from clearing brokers and FCMs, net	—	553	553
Receivable from exchange clearing organizations, net	—	364	364
Total	$ 15,495	$ 7,332	$ 22,827

In addition to the above, the Company also segregated $3,713 million of customer securities pursuant to CEA requirements as of December 31, 2013.

(Continued)

CITIGROUP GLOBAL MARKETS INC.

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

(7) Securitizations and Variable Interest Entities

(a) Uses of Special Purpose Entities

A special purpose entity (SPE) is an entity designed to fulfill a specific limited need of the company that organized it. The principal uses of SPEs are to obtain liquidity and favorable capital treatment by securitizing certain of the Company's financial assets, to assist clients in securitizing their financial assets and to create investment products for clients. SPEs may be organized in various legal forms including trusts, partnerships or corporations. In a securitization, the company transferring assets to an SPE converts all (or a portion) of those assets into cash before they would have been realized in the normal course of business through the SPE's issuance of debt and equity instruments, certificates, commercial paper and other notes of indebtedness. These issuances are recorded on the balance sheet of the SPE, which may or may not be consolidated onto the balance sheet of the company that organized the SPE.

Investors usually have recourse only to the assets in the SPE and often benefit from other credit enhancements, such as a collateral account or over-collateralization in the form of excess assets in the SPE. Because of these enhancements, the SPE issuances can typically obtain a more favorable credit rating from rating agencies than the transferor could obtain for its own debt issuances. This results in less expensive financing costs than unsecured debt. The SPE may also enter into derivative contracts in order to convert the yield or currency of the underlying assets to match the needs of the SPE investors or to limit or change the credit risk of the SPE. The Company may be the provider of certain credit enhancements as well as the counterparty to any related derivative contracts. Most of CGMI's SPEs are now VIEs, as described below.

(b) Variable Interest Entities

VIEs are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions through voting rights, and right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity). Investors that finance the VIE through debt or equity interests or other counterparties providing other forms of support, such as guarantees, subordinated fee arrangements, or certain types of derivative contracts, are variable interest holders in the entity.

The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. CGMI would be deemed to have a controlling financial interest and be the primary beneficiary if it has both of the following characteristics:

- power to direct activities of a VIE that most significantly impact the entity's economic performance; and

- obligation to absorb losses of the entity that could potentially be significant to the VIE or right to receive benefits from the entity that could potentially be significant to the VIE.

The Company must evaluate its involvement in each VIE and understand the purpose and design of the entity, the role the Company had in the entity's design and its involvement in the VIE's ongoing

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

activities. The Company then must evaluate which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities.

For those VIEs where the Company determines that it has the power to direct the activities that most significantly impact the VIE's economic performance, the Company then must evaluate its economic interests, if any, and determine whether it could absorb losses or receive benefits that could potentially be significant to the VIE. When evaluating whether the Company has an obligation to absorb losses that could potentially be significant, it considers the maximum exposure to such loss without consideration of probability. Such obligations could be in various forms, including, but not limited to, debt and equity investments, and certain derivative contracts.

In various other transactions, the Company may: (i) act as a derivative counterparty (for example, interest rate swap, cross-currency swap, or purchaser of credit protection under a credit default swap or total return swap where the Company pays the total return on certain assets to the SPE); (ii) act as underwriter or placement agent; (iii) provide administrative, trustee or other services; or (iv) make a market in debt securities or other instruments issued by VIEs. The Company generally considers such involvement, by itself, not to be variable interests and thus not an indicator of power or potentially significant benefits or losses.

The Company's involvement with consolidated and unconsolidated VIEs with which CGMI holds significant variable interests as of December 31, 2013 is presented in the following table.

	Total involvement with SPE assets	Consolidated VIE / SPE assets	Significant unconsolidated VIE assets [2]	Maximum exposure to loss in significant unconsolidated VIEs[1]	
				Debt investments [3]	Derivatives [4]
	(In millions of dollars)				
Mortgage securitizations [5]					
U.S. agency-sponsored $	75,543	—	75,543	1,501	—
Non-agency-sponsored	7,063	—	7,063	426	—
Collateralized loan obligations	13,646	—	13,646	736	—
Collateralized debt obligations	6,383	—	6,383	77	9
Other	138	—	138	33	—
Total $	102,773	—	102,773	2,773	9

[1] The definition of maximum exposure to loss is included in the text that follows this table.

[2] A significant unconsolidated VIE is an entity where the Company has any variable interest considered to be significant, regardless of the likelihood of loss or the notional amount of exposure.

[3] Funded exposures that are included in the Company's December 31, 2013 Consolidated Statement of Financial Condition in *Trading account assets*.

[4] Unfunded exposures that are not included in the Company's December 31, 2013 Consolidated Statement of Financial Condition.

[5] CGMI mortgage securitizations also include agency and non-agency (private-label) re-securitization activities. These SPEs are not consolidated. See "Re-securitizations" below for further discussion.

(Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

The previous table does not include:

- certain investment funds for which the Company provides investment management services and personal estate trusts for which the Company provides administrative, trustee and/or investment management services;

- VIEs structured by third parties where the Company holds securities in inventory, as these investments are made on arm's-length terms;

- certain positions in mortgage-backed and asset-backed securities held by the Company, which are classified as Trading account assets, where the Company has no other involvement with the related securitization entity deemed to be significant;

- certain representations and warranties exposures in legacy Company–sponsored mortgage-backed and asset-backed securitizations, where the Company has no variable interest or continuing involvement as servicer. The outstanding balance of mortgage loans securitized during 2005 to 2008 where the Company has no variable interest or continuing involvement as servicer was approximately $16 billion at December 31, 2013.

The Company had no material interests in consolidated VIEs at December 31, 2013. The asset balances for unconsolidated VIEs where the Company has significant involvement represent the most current information available to the Company. In most cases, the asset balances represent an amortized cost basis without regard to impairments in fair value, unless fair value information is readily available to the Company.

The maximum exposure to loss represents the balance sheet carrying amount of the Company's investment in the VIE. It reflects the initial amount of cash invested in the VIE adjusted for any accrued interest and cash principal payments received. The carrying amount may also be adjusted for increases or declines in fair value or any impairment in value. The maximum exposure of unfunded positions represents the notional amount of a derivative instrument considered to be a variable interest. In certain transactions, the Company has entered into derivative instruments or other arrangements that are not considered variable interests in the VIE (e.g., interest rate swaps, cross-currency swaps, or where the Company is the purchaser of credit protection under a credit default swap or total return swap where the Company pays the total return on certain assets to the SPE). Receivables under such arrangements are not included in the maximum exposure amounts.

(c) *Mortgage Securitizations*

The Company provides a wide range of mortgage loan products to a diverse customer base. The Company's mortgage loan securitizations are primarily non-recourse, thereby effectively transferring the risk of future credit losses to the purchasers of the securities issued by the trust.

The Company is not the primary beneficiary of its U.S. agency-sponsored mortgage securitizations because CGMI does not have the power to direct the activities of the SPE that most significantly impact the entity's economic performance. Therefore, CGMI does not consolidate these U.S. agency-sponsored mortgage securitizations.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

The Company does not consolidate certain non-agency-sponsored mortgage securitizations because CGMI is not the servicer with the power to direct the significant activities of the entity. In certain instances, the Company has (i) the power to direct the activities and (ii) the obligation to either absorb losses or the right to receive benefits that could be potentially significant to its non-agency-sponsored mortgage securitizations and, therefore, is the primary beneficiary and consolidates the SPE.

(d)   Re-securitizations

The Company engages in re-securitization transactions in which debt securities are transferred to a VIE in exchange for new beneficial interests. During the year ended December 31, 2013, CGMI transferred non-agency (private-label) securities with an original par value of approximately $955 million to re-securitization entities. These securities are backed by either residential or commercial mortgages and are often structured on behalf of clients.

As of December 31, 2013, the fair value of CGMI-retained interests in private-label re-securitization transactions structured by CGMI totaled approximately $426 million ($131 million of which related to re-securitization transactions executed in 2013), and are recorded in *Trading account assets*. Of this amount, approximately $58 million was related to senior beneficial interests, and approximately $367 million was related to subordinated beneficial interests. The original par value of private-label re-securitization transactions in which CGMI holds a retained interest as of December 31, 2013 was approximately $6.1 billion.

The Company also re-securitizes U.S. government-agency guaranteed mortgage-backed (agency) securities. During the 12 months ended December 31, 2013, CGMI transferred agency securities with a fair value of approximately $26.3 billion to re-securitization entities.

As of December 31, 2013, the fair value of CGMI-retained interests in agency re-securitization transactions structured by CGMI totaled approximately $1.5 billion ($1.2 billion of which related to re-securitization transactions executed in 2013), which is recorded in *Trading account assets*. The original fair value of agency re-securitization transactions in which CGMI holds a retained interest as of December 31, 2013 was approximately $75.5 billion.

As of December 31, 2013, the Company did not consolidate any private-label or agency re-securitization entities.

(e)   Collateralized Debt and Loan Obligations

A securitized collateralized debt obligation (CDO) is an SPE that purchases a pool of assets consisting of asset-backed securities and issues multiple tranches of equity and notes to investors.

A cash CDO, or arbitrage CDO, is a CDO designed to take advantage of the difference between the yield on a portfolio of selected assets, typically residential mortgage-backed securities, and the cost of funding the CDO through the sale of notes to investors. "Cash flow" CDOs are entities in which the CDO passes on cash flows from a pool of assets, while "market value" CDOs pay to investors the market value of the pool of assets owned by the CDO at maturity. In these transactions, all of the equity and notes issued by the CDO are funded, as the cash is needed to purchase the debt securities.

(Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

A securitized collateralized loan obligation (CLO) is substantially similar to the CDO transactions described above, except that the assets owned by the SPE are corporate loans and to a lesser extent corporate bonds, rather than asset-backed debt securities.

A third-party asset manager is typically retained by the CDO/CLO to select the pool of assets and manage those assets over the term of the SPE. The Company is the manager for a limited number of CLO transactions over the term of the SPE.

Where a CDO/CLO entity issues preferred shares (or subordinated notes that are the equivalent form), the preferred shares generally represent an insufficient amount of equity (less than 10%) and create the presumption that preferred shares are insufficient to finance the entity's activities without subordinated financial support. In addition, although the preferred shareholders generally have full exposure to expected losses on the collateral and uncapped potential to receive expected residual returns, they generally do not have the ability to make decisions significantly affecting the entity's financial results because of their limited role in making day-to-day decisions and their limited ability to remove the asset manager. Because one or both of the above conditions will generally be met, the Company has concluded, even where a CDO/CLO entity issued preferred shares, the entity should be classified as a VIE.

In general, the asset manager, through its ability to purchase and sell assets or—where the reinvestment period of a CDO/CLO has expired—the ability to sell assets, will have the power to direct the activities of the entity that most significantly impact the economic performance of the CDO/CLO. However, where a CDO/CLO has experienced an event of default or an optional redemption period has gone into effect, the activities of the asset manager may be curtailed and/or certain additional rights will generally be provided to the investors in a CDO/CLO entity, including the right to direct the liquidation of the CDO/CLO entity.

The Company does not generally have the power to direct the activities of the entity that most significantly impact the economic performance of the CDOs/CLOs as this power is generally held by a third-party asset manager of the CDO/CLO. As such, those CDOs/CLOs are not consolidated. The Company may consolidate the CDO/CLO when: (i) the Company is the asset manager and no other single investor has the unilateral ability to remove the Company or unilaterally cause the liquidation of the CDO/CLO, or the Company is not the asset manager but has a unilateral right to remove the third-party asset manager or unilaterally liquidate the CDO/CLO and receive the underlying assets, and (ii) the Company has economic exposure to the entity that could be potentially significant to the entity.

The Company continues to monitor its involvement in unconsolidated CDOs/CLOs to assess future consolidation risk. For example, if the Company were to acquire additional interests in these entities and obtain the right, due to an event of default trigger being met, to unilaterally liquidate or direct the activities of a CDO/CLO, the Company may be required to consolidate the asset entity. The net result of such consolidation would be to gross up the Company's balance sheet by the current fair value of the securities held by third parties and assets held by the CDO/CLO, which amounts are not considered material.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

(8)   Derivatives Activities

In the ordinary course of business, the Company enters into various types of derivative transactions. These derivative transactions include:

- *Futures and forward contracts*, which are commitments to buy or sell at a future date a financial instrument, commodity or currency at a contracted price and may be settled in cash or through delivery.

- *Swap contracts*, which are commitments to settle in cash at a future date or dates that may range from a few days to a number of years, based on differentials between specified financial indices, as applied to a notional principal amount.

- *Option contracts*, which give the purchaser, for a premium, the right, but not the obligation, to buy or sell within a specified time a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

The Swap and forward contracts are over-the-counter (OTC) derivatives that are bilaterally negotiated with counterparties and settled with those counterparties, except for swap contracts that are novated and "cleared" through central counterparties ("CCPs"). Futures and option contracts are generally standardized contracts that are traded on an exchange with a CCP as the counterparty from the inception of the transaction. The Company enters into these derivative contracts relating to interest rate, foreign currency, commodity, and other market/credit risks for the following reasons:

- *Trading Purposes-Customer Needs*: The Company offers its customers derivatives in connection with their risk-management actions to transfer, modify or reduce their interest rate, foreign exchange and other market/credit risks or for their own trading purposes. As part of this process, the Company considers the customers' suitability for the risk involved and the business purpose for the transaction. The Company also manages its derivative risk positions through offsetting trade activities, controls focused on price verification, and daily reporting of positions to senior managers.

- *Trading Purposes*-CGMI trades derivatives for its own account and as an active market maker. Trading limits and price verification controls are key aspects of this activity.

Derivatives may expose the Company to market, credit or liquidity risks in excess of the amounts recorded on the Consolidated Statement of Financial Condition. Market risk on a derivative product is the exposure created by potential fluctuations in interest rates, foreign-exchange rates and other factors and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement, and the underlying volatility. Credit risk is the exposure to loss in the event of nonperformance by the other party to the transaction where the value of any collateral held is not adequate to cover such losses. Liquidity risk is the potential exposure that arises when the size of the derivative position may not be able to be rapidly adjusted at a reasonable cost in periods of high volatility and financial stress.

Derivative transactions are customarily documented under industry standard master agreements and credit support annexes, which provide that following an uncured payment default or other event of default the non-defaulting party may promptly terminate all transactions between the parties and determine a net amount due to be paid to, or by, the defaulting party. Events of default generally include: (i) failure to make a payment on a derivatives transaction (which remains uncured following applicable notice and grace

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

periods), (ii) breach of a covenant (which remains uncured after applicable notice and grace periods), (iii) breach of a representation, (iv) cross default, either to third-party debt or to another derivatives transaction entered into among the parties, or, in some cases, their affiliates, (v) the occurrence of a merger or consolidation which results in a party becoming a materially weaker credit, and (vi) the cessation or repudiation of any applicable guarantee or other credit support document. An event of default may also occur under a credit support annex if a party fails to make a collateral delivery (which remains uncured following applicable notice and grace periods).

The enforceability of offsetting rights incorporated in the master netting agreements for derivative transactions is evidenced to the extent that a supportive legal opinion has been obtained from counsel of recognized standing that provides the requisite level of certainty regarding the enforceability of these agreements and that the exercise of rights by the non-defaulting party to terminate and close-out transactions on a net basis under these agreements will not be stayed, or avoided under applicable law upon an event of default including bankruptcy, insolvency or similar proceeding.

A legal opinion may not have been sought or obtained for certain jurisdictions where local law is silent or sufficiently ambiguous to determine the enforceability of offsetting rights or where adverse case law or conflicting regulation may cast doubt on the enforceability of such rights. In some jurisdictions and for some counterparty types, the insolvency law for a particular counterparty type may be nonexistent or unclear as overlapping regimes may exist. For example, this may be the case for certain sovereigns, municipalities, central banks and U.S. pension plans.

Exposure to credit risk on derivatives is impacted by market volatility, which may impair the ability of clients to satisfy their obligations to the Company. Credit limits are established and closely monitored for customers engaged in derivatives transactions. CGMI considers the level of legal certainty regarding enforceability of its offsetting rights under master netting agreements and credit support annexes to be an important factor in its risk management process. For example, because derivatives executed under master netting agreements where CGMI does not have the requisite level of legal certainty regarding enforceability consume much greater amounts of single counterparty credit limits than those executed under enforceable master netting agreements, CGMI generally transacts much lower volumes of derivatives under master netting agreements where CGMI does not have the requisite level of legal certainty regarding enforceability.

Cash collateral generally is posted to secure the net open exposure of derivative transactions, at a counterparty level, whereby the receiving party is free to comingle/rehypothecate such collateral in the ordinary course of its business.

Information pertaining to the volume of derivative activity is provided in the tables below. The notional amounts, for both long and short derivative positions, of CGMI's derivative instruments as of December 31, 2013 are presented in the following table (in millions of dollars).

(Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

(a) Derivative Notionals

Interest rate contracts:		
Swaps	$	400,313
Futures and forwards		757,034
Written options		28,868
Purchased options		32,908
Total interest rate contract notionals		1,219,123
Equity contracts:		
Swaps		4,051
Futures		8,039
Written options		80,838
Purchased options		82,030
Total equity contract notionals		174,958
Foreign exchange forwards, futures and swaps notionals		34,971
Commodity options and futures notionals		315
Credit derivatives[1]		
Protection sold		20,236
Protection purchased		29,642
Total credit derivatives		49,878
Total derivative notionals	$	1,479,245

[1] Credit derivatives are arrangements designed to allow one party (protection buyer) to transfer the credit risk of a "reference asset" to another party (protection seller). These arrangements allow a protection seller to assume the credit risk associated with the reference asset without directly purchasing that asset. The Company has entered into credit derivative positions for purposes such as risk management, yield enhancement, reduction of credit concentrations and diversification of overall risk.

The following table presents the gross and net fair values of the Company's derivative transactions, and the related offsetting amount permitted under ASC 210-20-45 and 815-10-45, as of December 31, 2013. Under ASC 210-20-45, gross positive fair values are offset against gross negative fair values by counterparty pursuant to enforceable master netting agreements. Under ASC 815-10-45, payables and receivables in respect of cash collateral received from or paid to a given counterparty pursuant to an enforceable credit support annex are included in the offsetting amount. All derivatives are reported on the balance sheet at fair value and are classified in *Trading account assets/Trading account liabilities*.

(Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

(b) Derivative Mark-to-Market (MTM) Receivables/Payables

	Assets[1]	Liabilities[1]
	(In millions of dollars)	
Derivative instruments:		
Over-the-counter	$ 6,703	7,082
Cleared	19	201
Exchanged traded	17	18
Interest-rate contracts	6,739	7,301
Over-the-counter	89	58
Cleared	—	—
Exchanged traded	—	—
Foreign exchange contracts	89	58
Over-the-counter	3,313	3,571
Cleared	—	—
Exchanged traded	2,119	1,935
Equity contracts	5,432	5,506
Over-the-counter	14	—
Cleared	—	—
Exchanged traded	—	—
Commodity and other contracts	14	—
Over-the-counter	1,072	1,106
Cleared	5	8
Exchanged traded	—	—
Credit derivatives	1,077	1,114
Total derivatives	13,351	13,979
Cash collateral paid/received [2]	79	195
Less:		
Netting agreements [3]	(12,275)	(12,275)
Netting cash collateral received/paid [4]	(114)	(984)
Net receivables / payables	$ 1,041	915

[1] Over-the-counter (OTC) derivatives include derivatives executed and settled bilaterally with counterparties without the use of an organized exchange or central clearing house. Cleared derivatives include derivatives executed bilaterally with a counterparty in the OTC market but then novated to a central clearing house, whereby the central clearing house becomes the counterparty to both of the original counterparties. Exchange traded derivatives include derivatives executed directly on an organized exchange that provides pre-trade price transparency.

[2] This is the net amount of the $1,063 million and $309 million of gross cash collateral paid and received, respectively. Of the gross cash collateral paid, $984 million was used to offset derivative liabilities and, of the gross cash collateral received, $114 million was used to offset derivative assets.

[3] Represents the netting of derivative receivable and payable balances for the same counterparty under enforceable netting agreements.

[4] Represents the netting of cash collateral paid and received by counterparty under enforceable credit support agreements.

(Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

(c)   Credit Derivatives

A credit derivative is a bilateral contract between a buyer and a seller under which the seller agrees to provide protection to the buyer against the credit risk of a particular entity ("reference entity" or "reference credit"). Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events (commonly referred to as "settlement triggers"). These settlement triggers are defined by the form of the derivative and the reference credit and are generally limited to the market standard of failure to pay on indebtedness and bankruptcy of the reference credit and, in a more limited range of transactions, debt restructuring. Credit derivative transactions referring to emerging market reference credits will also typically include additional settlement triggers to cover the acceleration of indebtedness and the risk of repudiation or a payment moratorium. In certain transactions, protection may be provided on a portfolio of referenced credits or asset-backed securities. The seller of such protection may not be required to make payment until a specified amount of losses has occurred with respect to the portfolio and/or may only be required to pay for losses up to a specified amount.

The Company trades a range of credit derivatives, through which the Company either purchases or writes protection on either a single name or a portfolio of reference credits. The Company uses credit derivatives to help mitigate credit risk in its trading account portfolios and other cash positions, and to facilitate client transactions.

The range of credit derivatives sold includes credit default swaps and total return swaps.

A credit default swap is a contract in which, for a fee, a protection seller agrees to reimburse a protection buyer for any losses that occur due to a credit event on a reference entity. If there is no credit default event or settlement trigger, as defined by the specific derivative contract, then the protection seller makes no payments to the protection buyer and receives only the contractually specified fee. However, if a credit event occurs as defined in the specific derivative contract sold, the protection seller will be required to make a payment to the protection buyer.

A total return swap transfers the total economic performance of a reference asset, which includes all associated cash flows, as well as capital appreciation or depreciation. The protection buyer receives a floating rate of interest and any depreciation on the reference asset from the protection seller and, in return, the protection seller receives the cash flows associated with the reference asset plus any appreciation. Thus, according to the total return swap agreement, the protection seller will be obligated to make a payment any time the floating interest rate payment and any depreciation of the reference asset exceed the cash flows associated with the underlying asset. A total return swap may terminate upon a default of the reference asset subject to the provisions of the related total return swap agreement between the protection seller and the protection buyer.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

The following table summarizes the key characteristics of the Company's credit derivative portfolio as protection seller as of December 31, 2013 (in millions of dollars):

	Maximum potential amount of future payments	Fair value payable
By industry/counterparty:		
Bank	$ 19,067	166
Broker-dealer	1,011	—
Insurance and other financial institutions	158	—
Total by industry/counterparty	$ 20,236	166
By instrument:		
Credit default swaps	$ 20,028	165
Total return swaps	208	1
Total by instrument	$ 20,236	166
By rating:		
Investment grade	$ 7,175	1
Noninvestment grade	2,511	88
Not rated	10,550	77
Total by rating	$ 20,236	166
By maturity:		
Within 1 year	$ 422	1
From 1 to 5 years	15,750	9
After 5 years	4,064	156
Total by maturity	$ 20,236	166

CGMI evaluates the payment/performance risk of the credit derivatives for which it stands as a protection seller based on the credit rating assigned to the underlying referenced credit. Where external ratings by nationally recognized statistical rating organizations (such as Moody's and S&P) are used, investment grade ratings are considered to be Baa/BBB or above, while anything below is considered non-investment grade. CGMI internal ratings are in line with the related external credit rating system. On certain underlying reference credits, mainly related to over-the-counter credit derivatives, ratings are not available. These are included in the not-rated category. Credit derivatives written on an underlying non-investment grade reference credit represent greater payment risk to the Company. The non-investment grade category in the table above primarily includes credit derivatives where the underlying referenced entity has been downgraded subsequent to the inception of the derivative. On certain underlying referenced credits or entities, ratings are not available. Such referenced credits are included in the "not rated" category and are primarily related to credit default swaps referencing investment grade and high yield credit index products and customized baskets.

(Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

The maximum potential amount of future payments under credit derivative contracts presented in the table above is based on the notional value of the derivatives. The Company believes that the maximum potential amount of future payments for credit protection sold is not representative of the actual loss exposure based on historical experience. This amount has not been reduced by the Company's rights to the underlying assets and the related cash flows. In accordance with most credit derivative contracts, should a credit event (or settlement trigger) occur, the Company usually is liable for the difference between the protection sold and the recourse it holds in the value of the underlying assets. Thus, if the reference entity defaults, CGMI will have a right to collect on the underlying reference credit and any related cash flows, while being liable for the full notional amount of credit protection sold to the buyer. Furthermore, this maximum potential amount of future payments for credit protection sold has not been reduced for any cash collateral paid to a given counterparty as such payments would be calculated after netting all derivative exposures, including any credit derivatives with that counterparty in accordance with a related master netting agreement. Due to such netting processes, determining the amount of collateral that corresponds to credit derivative exposures alone is not possible. The Company actively monitors open credit-risk exposures and manages this exposure by using a variety of strategies, including purchased credit derivatives, cash collateral or direct holdings of the referenced assets. This risk mitigation activity is not captured in the table above.

(9) Concentrations of Credit Risk

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Company's total credit exposure. In connection with the Company's efforts to maintain a diversified portfolio, the Company limits its exposure to any one individual creditor and monitors this exposure on a continuous basis. At December 31, 2013, the Company's most significant concentration of credit risk was with the U.S. government and its agencies. The Company's exposure, which primarily results from trading assets issued by the U.S. government and its agencies, amounted to $33.9 billion at December 31, 2013. With the addition of U.S. government and U.S. government-agency securities pledged as collateral by counterparties in connection with collateralized financing activity, the Company's total holdings of U.S. government and U.S. government-agency securities were approximately $157 billion or 58% of the Company's total assets before netting at December 31, 2013.

(10) Fair Value Measurement

ASC 820-10 (formerly SFAS 157), *Fair Value Measurement*, defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Among other things, the standard requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

(Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

Under ASC 820-10, the probability of default of a counterparty is factored into the valuation of derivative positions and includes the impact of CGMI's own credit risk on derivatives and other liabilities measured at fair value.

(a) Fair Value Hierarchy

ASC 820-10 specifies a hierarchy of inputs based on whether the inputs are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1: Quoted prices for *identical* instruments in active markets.

- Level 2: Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are *observable* in active markets.

- Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*.

This hierarchy requires the use of observable market data when available. The Company considers relevant and observable market prices in its valuations where possible. The frequency of transactions, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets.

The Company's policy with respect to transfers between levels of the fair value hierarchy is to recognize transfers into and out of each level as of the end of each quarter.

(b) Determination of Fair Value

For assets and liabilities carried at fair value, the Company measures such value using the procedures set out below, irrespective of whether these assets and liabilities are carried at fair value as a result of an election or whether they are required to be carried at fair value.

When available, the Company generally uses quoted market prices to determine fair value and classifies such items as Level 1. In some cases where a market price is available, the Company will make use of acceptable practical expedients (such as matrix pricing) to calculate fair value, in which case the items are classified as Level 2.

If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based parameters, such as interest rates, currency rates, option volatilities, etc. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified as Level 3 even though there may be some significant inputs that are readily observable.

(Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

The Company may also apply a price-based methodology, which utilizes, where available, quoted prices or other market information obtained from recent trading activity in positions with the same or similar characteristics to the position being valued. The market activity and the amount of the bid-ask spread are among the factors considered in determining the liquidity of markets and the relevance of observed prices from those markets. If relevant and observable prices are available, those valuations may be classified as Level 2. When less liquidity exists for a security, a quoted price is stale, a significant adjustment to the price of a similar security is necessary to reflect differences in the terms of the actual security being valued, or prices from independent sources are insufficient to corroborate the valuation, the "price" inputs are considered unobservable and the fair value measurements are classified as Level 3.

Fair value estimates from internal valuation techniques are verified, where possible, to prices obtained from independent vendors or brokers. Vendors and brokers' valuations may be based on a variety of inputs ranging from observed prices to proprietary valuation models.

The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models and any significant assumptions.

(c)   *Market Valuation Adjustments*

Liquidity adjustments are applied to items in Level 2 and Level 3 of the fair value hierarchy to ensure that the fair value reflects the liquidity or illiquidity of the market. The liquidity reserve may utilize the bid-offer spread for an instrument as one of the factors.

Counterparty credit-risk adjustments are applied to derivatives, such as over-the-counter uncollateralized derivatives, where the base valuation uses market parameters based on the relevant base interest rate curves. Not all counterparties have the same credit risk as that implied by the relevant base curve, so it is necessary to consider the market view of the credit risk of a counterparty in order to estimate the fair value of such an item.

Bilateral or "own" credit-risk adjustments are applied to reflect the Company's own credit risk when valuing derivatives. Counterparty and own credit adjustments consider the expected future cash flows between CGMI and its counterparties under the terms of the instrument and the effect of credit risk on the valuation of those cash flows, rather than a point-in-time assessment of the current recognized net asset or liability. Furthermore, the credit-risk adjustments take into account the effect of credit-risk mitigants, such as pledged collateral and any legal right of offset (to the extent such offset exists) with a counterparty through arrangements such as netting agreements.

Generally, the unit of account for a financial instrument is the individual financial instrument. The Company applies market valuation adjustments that are consistent with the unit of account, which does not include adjustment due to the size of the Company's position, except as follows. ASC 820-10 permits an exception, through an accounting policy election, to measure the fair value of a portfolio of financial assets and financial liabilities on the basis of the net open risk position when certain criteria are met. CGMI has elected to measure certain portfolios of financial

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

instruments, such as derivatives, that meet those criteria on the basis of the net open risk position. The Company applies market valuation adjustments, including adjustments to account for the size of the net open risk position, consistent with market participant assumptions and in accordance with the unit of account.

Valuation Process for Level 3 Fair Value Measurements

Price verification procedures and related internal control procedures are governed by the Citigroup *Pricing and Price Verification Policy and Standards*, which is jointly owned by Finance and Risk Management. Finance has implemented the *ICG Securities and Banking Pricing and Price Verification Standards and Procedures* to facilitate compliance with this policy.

For fair value measurements of substantially all assets and liabilities held by the Company, individual business units are responsible for valuing the trading account assets and liabilities, and Product Control within Finance performs independent price verification procedures to evaluate those fair value measurements. Product Control is independent of the individual business units and reports to the Global Head of Product Control. It has authority over the valuation of financial assets and liabilities. Fair value measurements of assets and liabilities are determined using various techniques, including, but not limited to, discounted cash flows and internal models, such as option and correlation models.

Based on the observability of inputs used, Product Control classifies the inventory as Level 1, Level 2 or Level 3 of the fair value hierarchy. When a position involves one or more significant inputs that are not directly observable, additional price verification procedures are applied. These procedures may include reviewing relevant historical data, analyzing profit and loss, valuing each component of a structured trade individually, and benchmarking, among others.

Reports of inventory that is classified within Level 3 of the fair value hierarchy are distributed to senior management in Finance, Risk and the individual business. This inventory is also discussed in Risk Committees and in monthly meetings with senior trading management. As deemed necessary, reports may go to the Citigroup Audit Committee of the Board of Directors or to the full Board of Directors. Whenever a valuation adjustment is needed to bring the price of an asset or liability to its exit price, Product Control reports it to management along with other price verification results.

In addition, the pricing models used in measuring fair value are governed by an independent control framework. Although the models are developed and tested by the individual business units, they are independently validated by the Model Validation Group within Risk Management and reviewed by Finance with respect to their impact on the price verification procedures. The purpose of this independent control framework is to assess model risk arising from models' theoretical soundness, calibration techniques where needed, and the appropriateness of the model for a specific product in a defined market. Valuation adjustments, if any, go through a similar independent review process as the valuation models. To ensure their continued applicability, models are independently reviewed annually. In addition, Risk Management approves and maintains a list of products permitted to be valued under each approved model for a given business.

(Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

(d) *Securities Borrowed or Purchased under Agreements to Resell and Securities Loaned or Sold under Agreements to Repurchase*

No quoted prices exist for such instruments, so fair value is determined using a discounted cash-flow technique. Cash flows are estimated based on the terms of the contract, taking into account any embedded derivative or other features. Expected cash flows are discounted using interest rates appropriate to the maturity of the instrument as well as the nature of the underlying collateral. Generally, when such instruments are held at fair value, they are classified within Level 2 of the fair value hierarchy, as the inputs used in the valuation are readily observable. However, certain long-dated positions are classified within Level 3 of the fair value hierarchy.

(e) *Trading Account Assets and Liabilities-Trading Securities*

When available, the Company uses quoted market prices to determine the fair value of trading securities; such items are classified as Level 1 of the fair value hierarchy. Examples include some government securities and exchange-traded equity securities.

For bonds traded over the counter, the Company generally determines fair value utilizing valuation techniques, including discounted cash flows, price-based and internal models, such as Black-Scholes and Monte Carlo simulation. Fair value estimates from these internal valuation techniques are verified, where possible, to prices obtained from independent vendors. Vendors compile prices from various sources and may apply matrix pricing for similar bonds where no price is observable. A price-based methodology utilizes, where available, quoted prices or other market information obtained from recent trading activity of assets with similar characteristics to the bond being valued. The yields used in discounted cash flow models are derived from the same price information. Trading securities priced using such methods are generally classified as Level 2. However, when less liquidity exists for a security, a quoted price is stale, a significant adjustment to the price of a similar security is necessary to reflect differences in the terms of the actual security being valued, or prices from independent sources are insufficient to corroborate valuation, a security is generally classified as Level 3. The price input used in a price-based methodology may be zero for a security, such as a subprime CDO, that is not receiving any principal or interest and is currently written down to zero.

(f) *Trading Account Assets and Liabilities-Derivatives*

The majority of derivatives entered into by the Company are executed over the counter and are valued using internal valuation techniques, as no quoted market prices exist for such instruments. The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. The principal techniques used to value these instruments are discounted cash flows and internal models, including Black-Scholes and Monte Carlo simulation. The fair values of derivative contracts reflect cash the Company has paid or received (for example, option premiums paid and received).

The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign-exchange rates, volatilities and correlation. The Company uses overnight indexed swap (OIS) curves as fair value measurement inputs for the valuation of certain collateralized derivatives. CGMI uses the relevant benchmark curve for the currency of the derivative (e.g., the London Interbank Offered Rate for U.S. dollar derivatives) as the discount rate

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

for uncollateralized derivatives. CGMI has not recognized any valuation adjustments to reflect the cost of funding uncollateralized derivative positions beyond that implied by the relevant benchmark curve. CGMI continues to monitor market practices and activity with respect to discounting in derivative valuation.

The derivative instruments are classified as either Level 2 or Level 3 depending upon the observability of the significant inputs to the model.

(g) Subprime-Related Direct Exposures in CDOs

The valuation of high-grade and mezzanine asset-backed security (ABS) CDO positions utilizes prices based on the underlying assets of each high-grade and mezzanine ABS CDO. The high-grade and mezzanine positions are largely hedged through the ABS and bond short positions. This results in closer symmetry in the way these long and short positions are valued by the Company. CGMI uses trader marks to value this portion of the portfolio and will do so as long as it remains largely hedged.

For most of the lending and structuring direct subprime exposures, fair value is determined utilizing observable transactions where available, other market data for similar assets in markets that are not active and other internal valuation techniques.

(h) Alt-A Mortgage Securities

The Company classifies its Alt-A mortgage securities as trading investments. The securities are recorded at fair value. For these purposes, CGMI defines Alt-A mortgage securities as non-agency residential mortgage-backed securities (RMBS) where (i) the underlying collateral has weighted average FICO scores between 680 and 720 or (ii) for instances where FICO scores are greater than 720, RMBS have 30% or less of the underlying collateral composed of full documentation loans.

Similar to the valuation methodologies used for other trading securities, the Company generally determines the fair values of Alt-A mortgage securities utilizing internal valuation techniques. Fair value estimates from internal valuation techniques are verified, where possible, to prices obtained from independent vendors. Consensus data providers compile prices from various sources. Where available, the Company may also make use of quoted prices for recent trading activity in securities with the same or similar characteristics to the security being valued.

The valuation techniques used for Alt-A mortgage securities, as with other mortgage exposures, are price-based and yield analysis. The primary market-derived input is yield. Cash flows are based on current collateral performance with prepayment rates and loss projections reflective of current economic conditions of housing price change, unemployment rates, interest rates, borrower attributes and other market indicators.

Alt-A mortgage securities that are valued using these methods are generally classified as Level 2. However, Alt-A mortgage securities backed by Alt-A mortgages of lower quality or subordinated tranches in the capital structure are mostly classified as Level 3 due to the reduced liquidity that exists for such positions, which reduces the reliability of prices available from independent sources.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2013. The Company's hedging of positions that have been classified in the Level 3 category is not limited to other financial instruments (hedging instruments) that have been classified as Level 3, but also instruments classified as Level 1 or Level 2 of the fair value hierarchy. The effects of these hedges are presented gross in the following table.

	Level 1	Level 2	Level 3	Gross inventory	Netting[1]	Net balance
			(In millions of dollars)			
Assets:						
Securities borrowed or purchased under agreements to resell	$ —	120,991	2,966	123,957	(19,123)	104,834
Trading securities:						
Trading mortgage-backed securities:						
U.S. government-sponsored agency guaranteed	—	22,088	809	22,897	—	22,897
Residential	—	620	638	1,258	—	1,258
Commercial	—	1,339	169	1,508	—	1,508
Total trading mortgage-backed securities	—	24,047	1,616	25,663	—	25,663
U.S. Treasury and federal agency securities	8,283	2,686	—	10,969	—	10,969
State and municipal securities	—	480	30	510	—	510
Foreign government securities	20	1,613	1	1,634	—	1,634
Corporate debt securities	—	7,099	410	7,509	—	7,509
Equity securities	9,018	77	54	9,149	—	9,149
Asset-backed securities	—	1,070	3,873	4,943	—	4,943
Other debt securities	—	1	1	2	—	2
Total trading securities	17,321	37,073	5,985	60,379	—	60,379
Trading account derivatives:						
Interest rate contracts	12	6,683	44	6,739		
Equity contracts	2,112	3,251	69	5,432		
Foreign exchange contracts	40	49	—	89		
Commodity contracts	—	13	1	14		
Credit derivatives	—	1,034	43	1,077		
Total trading account derivatives	2,164	11,030	157	13,351		

(Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

	Level 1	Level 2	Level 3	Gross inventory	Netting[1]	Net balance
				(In millions of dollars)		
Cash collateral paid [2]	$ —	—	—	79		
Netting agreements	—	—	—	—	(12,275)	
Netting of cash collateral received	—	—	—	—	(114)	
Total derivatives	2,164	11,030	157	13,430	(12,389)	1,041
Securities received as collateral	9,963	958	—	10,921	—	10,921
Nonmarketable equity security investments	—	20	—	20	—	20
Total assets	$ 29,448	170,072	9,108	208,707	(31,512)	177,195
Total as a percentage of gross assets [3]	14.1%	81.5%	4.4%			
Liabilities:						
Securities loaned or sold under agreements to repurchase	$ —	31,379	827	32,206	(19,123)	13,083
Trading account liabilities:						
Securities sold, not yet purchased [4]	12,475	4,905	102	17,482	—	17,482
Trading account derivatives:						
Interest rate contracts	12	7,076	213	7,301		
Equity contracts	1,929	3,566	12	5,507		
Foreign exchange contracts	29	28	—	57		
Commodity contracts	—	—	—	—		
Credit derivatives	—	1,113	1	1,114		
Total trading account derivatives	1,970	11,783	226	13,979		
Cash collateral received [5]				195		
Netting agreements					(12,275)	
Netting of cash collateral received					(984)	
Total derivatives	1,970	11,783	226	14,174	(13,259)	915
Obligations to return securities received as collateral	9,963	958	—	10,921	—	10,921
Total liabilities	$ 24,408	49,025	1,155	74,783	(32,382)	42,401
Total as a percentage of gross liabilities [3]	32.7%	65.7%	1.6%			

(Continued)

CITIGROUP GLOBAL MARKETS INC.

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

(1) Represents netting of: (i) the amounts due under securities purchased under agreements to resell and the amounts owed under securities sold under agreements to repurchase; and (ii) derivative exposures covered by a qualifying master netting agreement and cash collateral offsetting.

(2) This is the net amount of the $1,063 million of gross cash collateral paid, of which $984 million was used to offset derivative liabilities.

(3) Because the amount of the cash collateral received has not been allocated to the Level 1, 2 and 3 subtotals, these percentages are calculated based on total assets and liabilities measured at fair value on a recurring basis, excluding the cash collateral paid/received on derivatives.

(4) Securities sold, not yet purchased includes U.S. government and government agency securities, equity securities, corporate debt securities, foreign government securities and other debt securities.

(5) This is the net amount of the $309 million of gross cash collateral received, of which $114 million was used to offset derivative assets.

Valuation Techniques and Inputs for Level 3 Fair Value Measurements

The Company's Level 3 inventory consists of both cash securities and derivatives of varying complexities. The valuation methodologies applied to measure the fair value of these positions include discounted cash flow analyses, internal models and comparative analysis. A position is classified within Level 3 of the fair value hierarchy when at least one input is unobservable and is considered significant to its valuation. The specific reason an input is deemed unobservable varies. For example, at least one significant input to the pricing model is not observable in the market, at least one significant input has been adjusted to make it more representative of the position being valued, or the price quote available does not reflect sufficient trading activities.

The following table presents the valuation techniques covering the majority of Level 3 inventory and the most significant unobservable inputs used in Level 3 fair value measurements as of December 31, 2013. Differences between this table and amounts presented in the Level 3 Fair Value Rollforward table represent individually immaterial items that have been measured using a variety of valuation techniques other than those listed.

	Fair value [1]	Methodology	Input	Low [2] [3]	High [2] [3]	Average
			(In millions)			
Assets:						
Securities borrowed or purchased under agreements to resell	$ 2,966	Model-based	Interest rate	1.33%	2.19%	2.04%
Trading securities:						
Mortgage-backed securities	1,213	Yield analysis	Yield	0.03%	19.86%	7.87%
	403	Price-based	Price	$ 0.02	117.78	42.80
State and municipal, foreign government, and corporate debt securities	423	Price-based	Price	$ —	125.00	64.95
Equity securities	31	Price-based	Appraised value	$ 0.17	0.17	0.17
	23	Cash flow	Yield	4.00%	5.00%	4.50%
			Weighted average Life (WAL)	0.01 years	3.55 years	1.38 years
Asset-backed securities	3,595	Price-based	Price	$ —	135.83	66.67

(Continued)

CITIGROUP GLOBAL MARKETS INC.

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

	Fair value [1]	Methodology	Input		Low [2][3]	High [2][3]	Average
			(In millions)				
Derivatives – gross [4]:							
Interest rate contracts							
(gross)	247	Model-based	Mean reversion		1.00%	20.00%	10.50%
			Interest rate (IR)				
Credit derivatives (gross)			lognormal volatility		20.77%	27.34%	24.06%
			TBA volatility		2.00%	8.00%	5.00%
Equity contracts (gross)	82	Price-based	Appraised value	$	(1.69)	350,000	32,405
Credit derivatives (gross)	43	Model-based	Credit correlation		15.00%	60.00%	43.87%
Liabilities:			Recovery rate		36.95%	43.47%	41.85%
Securities loaned or sold							
under agreements to							
repurchase	$ 827	Model-based	Interest rate		0.47%	3.66%	2.67%
Trading account liabilities:							
Securities sold, not yet							
purchased	75	Price-based	Price	$	—	124.50	96.86
	27	Yield analysis	Yield		0.64%	3.48%	1.73%

[1] The fair value amounts presented in this table represent the primary valuation technique or techniques for each class of assets or liabilities.

[2] Some inputs are shown as zero due to rounding.

[3] When the low and high inputs are the same, there is either a constant input applied to all positions, or the methodology involving the input applies to one large position only.

[4] Trading account derivatives—assets and liabilities—are presented on a gross absolute value basis.

Sensitivity to Unobservable Inputs and Interrelationships between Unobservable Inputs

The impact of key unobservable inputs on the Level 3 fair value measurements may not be independent of one another. In addition, the amount and direction of the impact on a fair value measurement for a given change in an unobservable input depends on the nature of the instrument as well as whether the Company holds the instrument as an asset or a liability. For certain instruments, the pricing hedging and risk management are sensitive to the correlation between various inputs rather than on the analysis and aggregation of the individual inputs.

The following section describes the sensitivities and interrelationships of the most significant unobservable inputs used by the Company in Level 3 fair value measurements.

(i) *Correlation*

Correlation is a measure of the co-movement between two or more variables. A variety of correlation-related assumptions are required for a wide range of instruments, including equity and credit baskets, CDOs backed by loans or bonds, mortgages, subprime mortgages and many other instruments. For almost all of these instruments, correlations are not observable in the market and must be estimated using historical information. Estimating correlation can be especially difficult where it may vary over time. Extracting correlation information from market data requires significant assumptions regarding the informational efficiency of the market (for example, swaption markets). Changes in correlation levels can have a major impact, favorable or unfavorable, on the value of an instrument, depending on its nature. A change in the default correlation of the fair value of the underlying bonds comprising a CDO structure would affect the fair value of the senior tranche. For example, an increase in the default correlation of the underlying bonds would reduce the fair

41   (Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

value of the senior tranche, because highly correlated instruments produce larger losses in the event of default and a part of these losses would become attributable to the senior tranche. That same change in default correlation would have a different impact on junior tranches of the same structure.

(j) *Yield*

Adjusted yield is generally used to discount the projected future principal and interest cash flows on instruments, such as asset-backed securities. Adjusted yield is impacted by changes in the interest rate environment and relevant credit spreads.

In some circumstances, the yield of an instrument is not observable in the market and must be estimated from historical data or from yields of similar securities. This estimated yield may need to be adjusted to capture the characteristics of the security being valued. In other situations, the estimated yield may not represent sufficient market liquidity and must be adjusted as well. Whenever the amount of the adjustment is significant to the value of the security, the fair value measurement is classified as Level 3.

(k) *Recovery*

Recovery is the proportion of the total outstanding balance of a bond or loan that is expected to be collected in a liquidation scenario. For many credit securities (such as asset-backed securities), there is no directly observable market input for recovery, but indications of recovery levels are available from pricing services. The assumed recovery of a security may differ from its actual recovery that will be observable in the future. The recovery rate impacts the valuation of credit securities. Generally, an increase in the recovery rate assumption increases the fair value of the security. An increase in loss severity, the inverse of the recovery rate, reduces the amount of principal available for distribution and, as a result, decreases the fair value of the security.

(l) *Mean Reversion*

A number of financial instruments require an estimate of the rate at which the interest rate reverts to its long term average. Changes in this estimate can significantly affect the fair value of these instruments. However, sometimes there is insufficient external market data to calibrate this parameter, especially when pricing more complex instruments. The level of mean reversion affects the correlation between short-and long-term interest rates. The fair values of more complex instruments, such as Bermudan swaptions (options with multiple exercise dates) and constant maturity spread options, are more sensitive to the changes in this correlation as compared to less complex instruments, such as caps and floors.

Qualitative Discussion of the Ranges of Significant Unobservable Inputs

The following section describes the ranges of the most significant unobservable inputs used by the Company in Level 3 fair value measurements. The level of aggregation and the diversity of instruments held by the Company lead to a wide range of unobservable inputs that may not be evenly distributed across the Level 3 inventory.

(Continued)

CITIGROUP GLOBAL MARKETS INC.

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

(m) Correlation

There are many different types of correlation inputs, including credit correlation, cross-asset correlation (such as equity-interest rate correlation), and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Generally, same-asset correlation inputs have a narrower range than cross-asset correlation inputs. However, due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.

(n) Yield

Ranges for the yield inputs vary significantly depending upon the type of security. For example, securities that typically have lower yields, such as municipal bonds, will fall on the lower end of the range, while more illiquid securities or securities with lower credit quality, such as certain residual tranche asset-backed securities, will have much higher yield inputs.

(o) Price

The price input is a significant unobservable input for certain fixed income instruments. For these instruments, the price input is expressed as a percentage of the notional amount, with a price of $100 meaning that the instrument is valued at par. For most of these instruments, the price varies between zero to $100, or slightly above $100. Relatively illiquid assets that have experienced significant losses since issuance, such as certain asset-backed securities, are at the lower end of the range, whereas most investment grade corporate bonds will fall in the middle to the higher end of the range. For certain structured debt instruments with embedded derivatives, the price input may be above $100 to reflect the embedded features of the instrument (for example, a step-up coupon or a conversion option).

The price input is also a significant unobservable input for certain equity securities; however, the range of price inputs varies depending on the nature of the position, the number of shares outstanding and other factors.

Estimated Fair Value of Financial Instruments Not Carried at Fair Value

The table below presents the carrying value and fair value of CGMI's financial instruments which are not carried at fair value. The table below therefore excludes items measured at fair value on a recurring basis presented in the tables above.

The disclosure also excludes leases and affiliate investments. Also, as required, the disclosure excludes the effect of taxes, any premium or discount that could result from offering for sale at one time the entire holdings of a particular instrument, and other expenses that would be incurred in a market transaction. In addition, the table excludes the values of non-financial assets and liabilities, as well as a wide range of relationship and intangible values, which are integral to a full assessment of CGMI's financial position and the value of its net assets.

The fair value represents management's best estimates based on a range of methodologies and assumptions. The carrying value of short-term financial instruments not accounted for at fair value, as well as receivables and payables arising in the ordinary course of business, approximates fair

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

value because of the relatively short period of time between their origination and expected realization.

	December 31, 2013		Estimated fair value		
	Carrying value	Estimated fair value	Level 1	Level 2	Level 3
	(In billions of dollars)				
Assets:					
Collateralized short-term financing agreements	$ 51.2	51.2	—	51.2	—
Receivables	14.3	14.3	—	2.4	11.9
Other financial assets [1]	8.2	8.2	—	5.1	3.1
Liabilities:					
Collateralized short-term financing agreements	$ 127.4	127.4	—	127.4	—
Payables to customers, brokers, dealers and clearing organizations	36.3	36.3	—	—	36.3
Long-term debt and subordinated indebtedness	22.0	22.0	—	7.5	14.5
Other financial liabilities [2]	10.7	10.7	—	8.4	2.3

[1] Includes cash and cash equivalents, cash segregated under federal and other regulations, and other financial instruments included in *Other assets* on the Consolidated Statement of Financial Condition, for all of which the carrying value is a reasonable estimate of fair value.

[2] Includes short-term borrowings and other financial instruments included in *Other payables and accrued liabilities* on the Consolidated Statement of Financial Condition, for all of which the carrying value is a reasonable estimate of fair value.

Fair values vary from period to period based on changes in a wide range of factors, including interest rates, credit quality and market perceptions of value, and as existing assets and liabilities run off and new transactions are entered into.

(11) Collateral, Guarantees and Commitments

Collateral

At December 31, 2013, the approximate fair value of collateral received by the Company that may be resold or repledged, excluding the impact of allowable netting, was $221 billion. This collateral was received in connection with resale agreements, securities borrowings and loans, and margined broker loans. At December 31, 2013, a substantial portion of the collateral received by the Company had been sold or repledged in connection with repurchase agreements, securities sold, not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations and bank loans.

In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the Consolidated Statement of

44 (Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

Financial condition, representing the securities received, and a liability for the same amount, representing the obligation to return those securities. At December 31, 2013, included in *Securities received as collateral* and *Obligations to return securities received as collateral* on the accompanying Consolidated Statement of Financial Condition was approximately $10.9 billion resulting from these transactions.

Lease Commitments

Future minimum annual rentals under noncancelable leases, net of sublease income, are as follows (in millions):

2014	$	111
2015		111
2016		111
2017		110
2018		110
Thereafter		218
Minimum future rentals	$	771

Futures and Over-the-counter Derivatives Clearing

CGMI provides clearing services for clients executing exchange traded futures and over-the-counter (OTC) derivatives contracts with central counterparties (CCPs). Based on all relevant facts and circumstances, CGMI has concluded that it acts as an agent for accounting purposes in its role as clearing member for these client transactions. As such, CGMI does not reflect the underlying exchange traded futures or OTC derivatives contracts in its Consolidated Statement of Financial Condition. See Note 8 for a discussion of the Company's derivatives activities that are reflected in its Consolidated Statement of Financial Condition.

As a clearing member, CGMI collects and remits cash and securities collateral (margin) between its clients and the respective CCP. There are two types of margin: initial margin and variation margin. Where CGMI obtains benefits from or controls cash initial margin (e.g., retains an interest spread), cash initial margin collected from clients and remitted to the CCP is reflected within *Payables to customers* and *Receivables from brokers, dealers and clearing organizations*, respectively. However, for OTC derivatives contracts where CGMI has contractually agreed with the client that (a) CGMI will pass through to the client all interest paid by the CCP on cash initial margin; (b) CGMI will not utilize its right as clearing member to transform cash margin into other assets; and (c) CGMI does not guarantee and is not liable to the client for the performance of the CCP, cash initial margin collected from clients and remitted to the CCP is not reflected on the Company's Consolidated Statement of Financial Condition. The total amount of cash initial margin collected and remitted in this manner as of December 31, 2013 was approximately $1.4 billion.

Variation margin due from clients to the respective CCP, or from the CCP to clients, reflects changes in the value of the client's derivatives contracts for each trading day. As a clearing member, CGMI is exposed to the risk of nonperformance by clients (e.g., failure of a client to post variation margin to the CCP for negative changes in the value of the client's derivatives contracts). In the event of non-performance by a client, CGMI would move to close out the client's positions. The CCP would typically utilize initial margin

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

posted by the client and held by the CCP, with any remaining shortfalls required to be paid by CGMI as clearing member. CGMI generally holds incremental cash or securities margin posted by the client, which would typically be expected to be sufficient to mitigate CGMI's credit risk in the event the client fails to perform.

As required by ASC 860-30-25-5, securities collateral posted by clients is not recognized on the Company's Consolidated Statement of Financial Condition.

Securities Lending Indemnifications

Owners of securities frequently lend those securities for a fee to other parties who may sell them short or deliver them to another party to satisfy some other obligation. Broker-dealers may administer such securities lending programs for their clients. Securities lending indemnifications are issued by the broker-dealer to guarantee that a securities lending customer will be made whole in the event that the security borrower does not return the security subject to the lending agreement and collateral held is insufficient to cover the market value of the security. CGMI had issued $1,655 million in fully collateralized securities lending indemnifications at December 31, 2013. The carrying value of securities lending indemnifications is not material, as the Company has determined that the amount and probability of potential liabilities arising from these guarantees were not significant.

Representation and Warranty Indemnifications

In the normal course of business, the Company provides standard representations and warranties to counterparties in contracts in connection with numerous transactions and also provides indemnifications, including indemnifications that protect the counterparties to the contracts in the event that additional taxes are owed due either to a change in the tax law or an adverse interpretation of the tax law. Counterparties to these transactions provide the Company with comparable indemnifications. While such representations, warranties and indemnifications are essential components of many contractual relationships, they do not represent the underlying business purpose for the transactions. The indemnification clauses are often standard contractual terms related to the Company's own performance under the terms of a contract and are entered into in the normal course of business based on an assessment that the risk of loss is remote. Often these clauses are intended to ensure that terms of a contract are met at inception. No compensation is received for these standard representations and warranties, and it is not possible to determine their fair value because they rarely, if ever, result in a payment. In many cases, there are no stated or notional amounts included in the indemnification clauses, and the contingencies potentially triggering the obligation to indemnify have not occurred and are not expected to occur. As a result, there are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2013 for potential obligations that could arise from these indemnifications provided by the Company.

Value-Transfer Networks

The Company is a member of, or shareholder in, dozens of value-transfer networks (VTNs) (payment, clearing and settlement systems as well as exchanges) around the world. As a condition of membership, many of these VTNs require that members stand ready to pay a pro rata share of the losses incurred by the organization due to another member's default on its obligations. The Company's potential obligations may be limited to its membership interests in the VTNs, contributions to the VTN's funds, or, in limited cases, the obligation may be unlimited. The maximum exposure cannot be estimated as this would require an

46

(Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

assessment of future claims that have not yet occurred. Management believes the risk of loss is remote given historical experience with the VTNs. Accordingly, there are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2013 for potential obligations that could arise from the Company's involvement with VTN associations.

(12) Related Party Balances

CFPI, an indirect, wholly owned subsidiary of Citigroup, owns 100% of the outstanding common stock of the Company. Pursuant to various intercompany agreements, a number of significant transactions are carried out between the Company and Citigroup and/or their affiliates.

Detailed below is a summary of the Company's transactions with other Citigroup affiliates which are included in the accompanying Consolidated Statement of Financial Condition as of December 31, 2013. These amounts exclude intercompany balances that eliminate in consolidation (in millions of dollars).

Statement of financial condition items

Assets:		
Cash and cash equivalents	$	632
Cash segregated under federal and other regulations		2,632
Collateralized short-term financing agreements:		
Securities purchased under agreements to resell		1,988
Deposits paid for securities borrowed		9,381
Derivatives		113
Equity securities received as collateral, at fair value		9,882
Receivables from Customer and Brokers, dealers and clearing organizations		1,062
Other assets and other receivables		341
Total assets	$	26,031
Liabilities:		
Short-term borrowings	$	8,589
Collateralized short-term financing agreements:		
Securities sold under agreements to repurchase		32,913
Deposits received for securities loaned		11,384
Derivatives		31
Payables and accrued liabilities:		
Customers		4,166
Brokers, dealers and clearing organizations		1,855
Obligations to return securities received as collateral, at fair value		9,882
Other		1,793
Long-term debt		13,000
Subordinated indebtedness		8,445
Total liabilities	$	92,058

47

(Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

Incentive Plans and Retirement Benefits

As discussed in note 2, the Company participates in various Citigroup stock-based compensation programs under which Citigroup makes restricted or deferred stock and/or deferred cash awards, as well as stock payments as part of its discretionary annual incentive award programs involving a large segment of Citigroup's employees worldwide, including employees of CGMI. The Company has no stock-based compensation programs in which its own stock is granted. The Company pays Citigroup directly for participation in certain of its stock-based compensation programs, but receives a capital contribution for those awards related to participation in the employee incentive stock option program. As discussed in note 2, the Company participates in several noncontributory defined benefit pension plans and a defined contribution plan sponsored by Citigroup covering certain eligible employees.

Other Intercompany Agreements

Citigroup and its subsidiaries engage in other transactions and servicing activities with the Company, including cash management, data processing, telecommunications, payroll processing, and administration, facilities procurement, underwriting and others.

(13) Contingencies

Accounting and Disclosure Framework

ASC 450 governs the disclosure and recognition of loss contingencies, including potential losses from litigation and regulatory matters. ASC 450 defines a "loss contingency" as "an existing condition, situation, or set of circumstances involving uncertainty as to possible loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur." It imposes different requirements for the recognition and disclosure of loss contingencies based on the likelihood of occurrence of the contingent future event or events. It distinguishes among degrees of likelihood using the following three terms: "probable," meaning that "the future event or events are likely to occur"; "remote," meaning that "the chance of the future event or events occurring is slight"; and "reasonably possible," meaning that "the chance of the future event or events occurring is more than remote but less than likely." These three terms are used below as defined in ASC 450. In establishing appropriate disclosure and recognition for loss contingencies, management assesses each matter including the role of the relevant Citigroup legal entity. Because specific loss contingency matters may involve multiple Citigroup legal entities and are not solely related to one legal entity, this process requires management to make certain estimates and judgments that affect the Company's Consolidated Statement of Financial Condition.

(Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

Accruals. ASC 450 requires accrual for a loss contingency when it is "probable that one or more future events will occur confirming the fact of loss" and "the amount of the loss can be reasonably estimated." In accordance with ASC 450, Citigroup establishes accruals for contingencies, including the litigation and regulatory matters disclosed herein, when Citigroup believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. When the reasonable estimate of the loss is within a range of amounts, the minimum amount of the range is accrued, unless some higher amount within the range is a better estimate than any other amount within the range. Once established, accruals are adjusted from time to time, as appropriate, in light of additional information. The amount of loss ultimately incurred in relation to those matters may be substantially higher or lower than the amounts accrued for those matters.

Disclosure. ASC 450 requires disclosure of a loss contingency if "there is at least a reasonable possibility that a loss or an additional loss may have been incurred" and there is no accrual for the loss because the conditions described above are not met or an exposure to loss exists in excess of the amount accrued. In accordance with ASC 450, if Citigroup has not accrued for a matter because Citigroup believes that a loss is reasonably possible but not probable, or that a loss is probable but not reasonably estimable, and the matter thus does not meet the criteria for accrual, and the reasonably possible loss is material, it discloses the loss contingency. In addition, Citigroup discloses matters for which it has accrued if it believes a reasonably possible exposure to material loss exists in excess of the amount accrued. In accordance with ASC 450, Citigroup's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters as to which an estimate can be made. ASC 450 does not require disclosure of an estimate of the reasonably possible loss or range of loss where an estimate cannot be made. Neither accrual nor disclosure is required for losses that are deemed remote.

Contingencies Arising From Litigation and Regulatory Matters

In addition to the matters described below, in the ordinary course of business, CGMI, its parent entity Citigroup, and its affiliates and subsidiaries, and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as Citigroup and Related Parties) routinely are named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of consumer protection, securities, banking, antifraud, antitrust, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief, and in some instances seek recovery on a class-wide basis.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

In the ordinary course of business, Citigroup and Related Parties also are subject to governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, restitution, disgorgement, injunctions or other relief. In addition, Citigroup is a bank holding company, and certain affiliates and subsidiaries of CGMI are banks, registered broker-dealers, futures commission merchants, investment advisers or other regulated entities and, in those capacities, are subject to regulation by various U.S., state and foreign securities, banking, commodity futures, consumer protection and other regulators. In connection with formal and informal inquiries by these regulators, Citigroup and such affiliates and subsidiaries receive numerous requests, subpoenas and orders seeking documents, testimony and other information in connection with various aspects of their regulated activities. From time to time Citigroup and Related Parties also receive grand jury subpoenas and other requests for information or assistance, formal or informal, from federal or state law enforcement agencies, including among others various United States Attorneys' Offices, the Asset Forfeiture and Money Laundering Section and other divisions of the Department of Justice, the Financial Crimes Enforcement Network of the United States Department of the Treasury, and the Federal Bureau of Investigation, relating to Citigroup and its customers.

Because of the global scope of Citigroup's operations, and its presence in countries around the world, Citigroup and Related Parties are subject to litigation and governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal) in multiple jurisdictions with legal and regulatory regimes that may differ substantially, and present substantially different risks, from those Citigroup and Related Parties are subject to in the United States. In some instances Citigroup and Related Parties may be involved in proceedings involving the same subject matter in multiple jurisdictions, which may result in overlapping, cumulative or inconsistent outcomes.

Citigroup and CGMI seek to resolve all litigation and regulatory matters in the manner management believes is in the best interests of Citigroup and its shareholders, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

Inherent Uncertainty of the Matters Disclosed. Certain of the matters disclosed below involve claims for substantial or indeterminate damages. The claims asserted in these matters typically are broad, often spanning a multi-year period and sometimes a wide range of business activities, and the plaintiffs' or claimants' alleged damages frequently are not quantified or factually supported in the complaint or statement of claim. Other matters relate to regulatory investigations or proceedings, as to which there may be no objective basis for quantifying the range of potential fine, penalty, or other remedy. As a result, Citigroup is often unable to estimate the loss in such matters, even if it believes that a loss is probable or reasonably possible, until developments in the case or investigation have yielded additional information sufficient to support a quantitative assessment of the range of reasonably possible loss. Such developments may include, among other things, discovery from adverse parties or third parties, rulings by the court on key issues, analysis by retained experts, and engagement in settlement negotiations. Depending on a range of factors, such as the complexity of the facts, the novelty of the legal theories, the pace of discovery, the court's scheduling order, the timing of court decisions, and the adverse party's willingness to negotiate in good faith toward a resolution, it may be months or years after the filing of a case or commencement of an investigation before an estimate of the range of reasonably possible loss can be made.

(Continued)

CITIGROUP GLOBAL MARKETS INC.

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

Matters as to Which an Estimate Can Be Made. For some of the matters disclosed below, Citigroup is currently able to estimate a reasonably possible loss or range of loss in excess of amounts accrued (if any). For some of the matters included within this estimation, an accrual has been made because a loss is believed to be both probable and reasonably estimable, but an exposure to loss exists in excess of the amount accrued. In these cases, the estimate reflects the reasonably possible range of loss in excess of the accrued amount. For other matters included within this estimation, no accrual has been made because a loss, although estimable, is believed to be reasonably possible, but not probable; in these cases the estimate reflects the reasonably possible loss or range of loss.

These estimates are based on currently available information. As available information changes, the matters for which Citigroup is able to estimate will change, and the estimates themselves will change. In addition, while many estimates presented in financial statements and other financial disclosures involve significant judgment and may be subject to significant uncertainty, estimates of the range of reasonably possible loss arising from litigation and regulatory proceedings are subject to particular uncertainties. For example, at the time of making an estimate, Citigroup may have only preliminary, incomplete, or inaccurate information about the facts underlying the claim; its assumptions about the future rulings of the court or other tribunal on significant issues, or the behavior and incentives of adverse parties or regulators, may prove to be wrong; and the outcomes it is attempting to predict are often not amenable to the use of statistical or other quantitative analytical tools. In addition, from time to time an outcome may occur that Citigroup had not accounted for in its estimate because it had deemed such an outcome to be remote. For all these reasons, the amount of loss in excess of accruals ultimately incurred for the matters as to which an estimate has been made could be substantially higher or lower than the range of loss included in the estimate.

Matters as to Which an Estimate Cannot Be Made. For other matters disclosed below, Citigroup is not currently able to estimate the reasonably possible loss or range of loss. Many of these matters remain in very preliminary stages (even in some cases where a substantial period of time has passed since the commencement of the matter), with few or no substantive legal decisions by the court or tribunal defining the scope of the claims, the class (if any), or the potentially available damages, and fact discovery is still in progress or has not yet begun. In many of these matters, Citigroup has not yet answered the complaint or statement of claim or asserted its defenses, nor has it engaged in any negotiations with the adverse party (whether a regulator or a private party). For all these reasons, Citigroup cannot at this time estimate the reasonably possible loss or range of loss, if any, for these matters.

Opinion of Management as to Eventual Outcome. Subject to the foregoing, it is the opinion of Citigroup's management, based on current knowledge and after taking into account its current legal accruals, that the eventual outcome of all matters described in this Note would not be likely to have a material adverse effect on the consolidated financial condition of Citigroup. Nonetheless, given the substantial or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of such matters, an adverse outcome in certain of these matters could, from time to time, have a material adverse effect on Citigroup's consolidated results of operations or cash flows in particular quarterly or annual periods.

(Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Notes to Consolidated Statement of Financial Condition

December 31, 2013

Credit Crisis-Related Litigation and Other Matters

Citigroup and Related Parties have been named as defendants in numerous legal actions and other proceedings asserting claims for damages and related relief for losses arising from the global financial credit crisis that began in 2007. Such matters include, among other types of proceedings, claims asserted by: (i) individual investors and purported classes of investors in Citigroup's common and preferred stock and debt, alleging violations of the federal securities laws, foreign laws, state securities and fraud law, and the Employee Retirement Income Security Act (ERISA); and (ii) individual investors and purported classes of investors in securities and other investments underwritten, issued or marketed by Citigroup, including securities issued by other public companies, collateralized debt obligations (CDOs), mortgage-backed securities (MBS), auction rate securities (ARS), investment funds, and other structured or leveraged instruments, which have suffered losses as a result of the credit crisis. These matters have been filed in state and federal courts across the U.S. and in foreign tribunals, as well as in arbitrations before the Financial Industry Regulatory Authority (FINRA) and other arbitration associations.

In addition to these litigations and arbitrations, Citigroup continues to cooperate fully in response to subpoenas and requests for information from the Securities and Exchange Commission (SEC), FINRA, state attorneys general, the Department of Justice and subdivisions thereof, the Office of the Special Inspector General for the Troubled Asset Relief Program, bank regulators, and other government agencies and authorities, in connection with various formal and informal (and, in many instances, industry-wide) inquiries concerning Citigroup's mortgage-related conduct and business activities, as well as other business activities affected by the credit crisis. These business activities include, but are not limited to, Citigroup's sponsorship, packaging, issuance, marketing, trading, servicing and underwriting of CDOs and MBS, and its origination, sale or other transfer, servicing, and foreclosure of residential mortgages.

Mortgage-Related Litigation and Other Matters

Securities Actions: Beginning in November 2007, Citigroup and Related Parties were named as defendants in a variety of class and individual securities actions filed by investors in Citigroup's equity and debt securities in state and federal courts relating to the Company's disclosures regarding its exposure to subprime-related assets.

Citigroup and Related Parties were named as defendants in the consolidated putative class action IN RE CITIGROUP INC. SECURITIES LITIGATION, filed in the United States District Court for the Southern District of New York. The consolidated amended complaint asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 on behalf of a putative class of purchasers of Citigroup common stock from January 1, 2004 through January 15, 2009. On November 9, 2010, the court issued an opinion and order dismissing all claims except those arising out of Citigroup's exposure to CDOs for the time period February 1, 2007 through April 18, 2008. On August 30, 2012, the court entered an order preliminarily approving the parties' proposed settlement, under which Citigroup agreed to pay $590 million in exchange for a release of all claims asserted on behalf of the settlement class. A fairness hearing was held on April 8, 2013. On August 1, 2013, the court entered a final order approving the settlement. Appeals from the final order have been dismissed or voluntarily withdrawn. Additional information concerning this action is publicly available in court filings under the consolidated lead docket number 07 Civ. 9901 (S.D.N.Y.) (Stein, J.), and 13-3531, 13-3539, and 13-3710 (2d Cir.).

(Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

Citigroup and Related Parties were named as defendants in the consolidated putative class action IN RE CITIGROUP INC. BOND LITIGATION, also filed in the United States District Court for the Southern District of New York. The consolidated amended complaint asserted claims under Sections 11, 12 and 15 of the Securities Act of 1933 on behalf of a putative class of purchasers of $71 billion of debt securities and preferred stock issued by Citigroup between May 2006 and August 2008. On July 12, 2010, the court issued an opinion and order dismissing plaintiffs' claims under Section 12 of the Securities Act of 1933, but denying defendants' motion to dismiss certain claims under Section 11. On March 25, 2013, the court entered an order preliminarily approving the parties' proposed settlement, under which Citigroup agreed to pay $730 million in exchange for a release of all claims asserted on behalf of the settlement class. A fairness hearing was held on July 23, 2013. On August 20, 2013, the court entered a final order approving the settlement. In a separate order dated December 19, 2013, the court awarded fees to class counsel. On January 14, 2014, an objector to the settlement filed a notice of appeal from the fee award. Additional information concerning this action is publicly available in court filings under the consolidated lead docket number 08 Civ. 9522 (S.D.N.Y.) (Stein, J.).

Citigroup and Related Parties also have been named as defendants in a variety of other putative class actions and individual actions arising out of similar facts to those alleged in the actions described above. Many of these matters have been dismissed or settled. These actions assert a wide range of claims, including claims under the federal securities laws, foreign securities laws, ERISA, and state law. Additional information concerning certain of these actions is publicly available in court filings under the docket numbers 09 Civ. 7359 (S.D.N.Y.) (Stein, J.), 10 Civ. 9646 (S.D.N.Y.) (Stein, J.). 11 Civ. 7672 (S.D.N.Y.) (Koeltl, J.), 12 Civ. 6653 (S.D.N.Y.) (Stein, J.) and 13-4488, 13-4504 (2d Cir.).

Beginning in November 2007, certain Citigroup affiliates also have been named as defendants arising out of their activities as underwriters of securities in actions brought by investors in securities issued by public companies adversely affected by the credit crisis. Many of these matters have been dismissed or settled. As a general matter, issuers indemnify underwriters in connection with such claims, but in certain of these matters Citigroup affiliates are not being indemnified or may in the future cease to be indemnified because of the financial condition of the issuer.

Regulatory Actions: On October 19, 2011, in connection with its industry-wide investigation concerning CDO-related business activities, the SEC filed a complaint in the United States District Court for the Southern District of New York regarding Citigroup's structuring and sale of the Class V Funding III CDO (Class V). On the same day, the SEC and Citigroup announced a settlement of the SEC's claims, subject to judicial approval, and the SEC filed a proposed final judgment pursuant to which CGMI agreed to disgorge $160 million and to pay $30 million in prejudgment interest and a $95 million penalty. On November 28, 2011, the court issued an order refusing to approve the proposed settlement and ordering trial to begin on July 16, 2012. The parties appealed from this order to the United States Court of Appeals for the Second Circuit which, on March 15, 2012, granted a stay of the district court proceedings pending resolution of the appeals. The parties have fully briefed their appeals, and the Second Circuit held oral argument on February 8, 2013. Additional information concerning this action is publicly available in court filings under the docket numbers 11 Civ. 7387 (S.D.N.Y.) (Rakoff, J.) and 11-5227 (2d Cir.).

(Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

In connection with the Residential Mortgage-Backed Securities Working Group industry-wide investigation, the Department of Justice has issued subpoenas seeking information and testimony relating to Citigroup's issuance, sponsoring, and underwriting of MBS. Citigroup also has received a grand jury subpoena seeking information relating to two related MBS issuances in mid-2007. In addition, Citigroup has received subpoenas and requests for information from several state attorneys general and the SEC relating to Citigroup's MBS-related business activities. Citigroup is cooperating fully with these inquiries.

Mortgage-Backed Securities and CDO Investor Actions: Beginning in July 2010, Citigroup and Related Parties have been named as defendants in complaints filed by purchasers of MBS and CDOs sold or underwritten by Citigroup. The MBS-related complaints generally assert that defendants made material misrepresentations and omissions about the credit quality of the mortgage loans underlying the securities, such as the underwriting standards to which the loans conformed, the loan-to-value ratio of the loans, and the extent to which the mortgaged properties were owner-occupied, and typically assert claims under Section 11 of the Securities Act of 1933, state blue sky laws, and/or common-law misrepresentation-based causes of action. The CDO-related complaints further allege that the defendants adversely selected or permitted the adverse selection of CDO collateral without full disclosure to investors. Plaintiffs in these actions generally seek rescission of their investments, recovery of their investment losses, or other damages. Other purchasers of MBS and CDOs sold or underwritten by Citigroup have threatened to file additional lawsuits, for some of which Citigroup has agreed to toll (extend) the statute of limitations.

The filed actions generally are in the early stages of proceedings, and many of the actions or threatened actions have been resolved through settlement or otherwise. As of December 31, 2013, the aggregate original purchase amount of the purchases at issue in the filed suits was approximately $7.3 billion, and the aggregate original purchase amount of the purchases covered by tolling agreements with investors threatening litigation was approximately $1.4 billion. Information concerning certain of these actions is publicly available in court filings under the docket numbers 12 Civ. 4000 (S.D.N.Y.) (Swain, J.), CV-2012-901036 (Ala. Cir. Ct.) (Price, J.), 12 Civ. 4354 (C.D. Cal.) (Pfaelzer, J.), 650212/2012 (N.Y. Sup. Ct.) (Oing, J.), 653990/2013 (N.Y. Sup. Ct.), CGC-10-501610 (Cal. Super. Ct.) (Kramer, J.), and 14 Civ. 252 (C.D. Cal.) (Pfaelzer, J.).

On September 2, 2011, the Federal Housing Finance Agency (FHFA), as conservator for Fannie Mae and Freddie Mac, filed an action against Citigroup and Related Parties, which was coordinated in the United States District Court for the Southern District of New York with 15 other related suits brought by the same plaintiff against various other financial institutions. Motions to dismiss in the coordinated suits were denied in large part. In connection with a settlement of these claims under which Citigroup agreed to pay FHFA $250 million, on May 29, 2013, the court so-ordered a stipulation of voluntary dismissal with prejudice in FEDERAL HOUSING FINANCE AGENCY v. CITIGROUP INC., ET AL., and on June 24, 2013, the court entered orders of voluntary dismissal with prejudice and bar orders in FEDERAL HOUSING FINANCE AGENCY v. JPMORGAN CHASE & CO., ET AL., and FEDERAL HOUSING FINANCE AGENCY v. ALLY FINANCIAL INC., ET AL., dismissing with prejudice all claims against Citigroup in those actions. Additional information concerning these actions is publicly available in court filings under the docket numbers 11 Civ. 6196, 6188, and 7010 (S.D.N.Y.) (Cote, J.).

(Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

Mortgage-Backed Security Repurchase Claims: Various parties to MBS securitizations and other interested parties have asserted that certain Citigroup affiliates breached representations and warranties made in connection with mortgage loans sold into securitization trusts (private-label securitizations). Typically, these claims are based on allegations that securitized mortgages were not underwritten in accordance with the applicable underwriting standards and that misrepresentations were made during the mortgage application and approval process. Citigroup also has received numerous inquiries, demands for loan files, and requests to toll (extend) the applicable statutes of limitation for representation and warranty claims relating to its private-label securitizations. These inquiries, demands and requests have been made by trustees of securitization trusts and others.

The vast majority of repurchase claims concerning Citigroup's private-label securitizations have not been resolved. Most of these claims and related activities concern mortgages in 67 private-label securitizations issued by entities associated with Securities and Banking (S&B) legacy securitizations during the period from 2005 through 2007. The initial issuance balance of those securitizations was $59.2 billion, and as of year-end 2013, those securitizations have a current outstanding balance of $15.8 billion and realized losses totaling $10.7 billion.

Among these requests, in December 2011, Citigroup received a letter from the law firm Gibbs & Bruns LLP, which purports to represent a group of investment advisers and holders of MBS issued or underwritten by entities associated with S&B legacy securitizations. Through that letter and subsequent discussions, Gibbs & Bruns LLP has asserted that its clients collectively hold certificates in 110 MBS trusts purportedly issued and/or underwritten by those affiliates, and that those affiliates have repurchase obligations for certain mortgages in these trusts.

To date, plaintiffs have filed actions against Citigroup seeking to enforce certain of these contractual repurchase claims in connection with three private-label securitizations. Each of the three actions is in the early stages of proceedings. In the aggregate, plaintiffs are asserting repurchase claims as to approximately 2,900 loans that were securitized into these three securitizations, as well as any other loans that are later found to have breached representations and warranties. Further information concerning these actions is publicly available in court filings under the docket numbers 13 Civ. 2843 (S.D.N.Y.) (Daniels, J.), 13 Civ. 6989 (S.D.N.Y.) (Daniels, J.), and 653816/2013 (N.Y. Sup. Ct.).

Alternative Investment Fund-Related Litigation and Other Matters

Since mid-2008, the SEC has been investigating the management and marketing of the ASTA/MAT and Falcon funds, alternative investment funds managed and marketed by certain Citigroup affiliates that suffered substantial losses during the credit crisis. In addition to the SEC inquiry, on June 11, 2012, the New York Attorney General served a subpoena on a Citigroup affiliate seeking documents and information concerning certain of these funds; on August 1, 2012, the Massachusetts Attorney General served a Civil Investigative Demand on a Citigroup affiliate seeking similar documents and information. Citigroup is cooperating fully with these inquiries. Citigroup has entered into tolling agreements with the New York Attorney General concerning certain claims related to the investigations.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

Citigroup and Related Parties have been named as defendants in a putative class action lawsuit filed in October 2012 on behalf of investors in CSO Ltd., CSO US Ltd., and Corporate Special Opportunities Ltd., whose investments were managed indirectly by a Citigroup affiliate. Plaintiffs assert a variety of state common law claims, alleging that they and other investors were misled into investing in the funds and, later, not redeeming their investments. The complaint seeks to recover more than $400 million on behalf of a putative class of investors. Additional information concerning this action is publicly available in court filings under the docket number 12-cv-7717 (S.D.N.Y.) (Castel, J.).

In addition, numerous investors in the ASTA/MAT funds have filed lawsuits or arbitrations against Citigroup and Related Parties seeking damages and related relief. Although most of these investor disputes have been resolved, some remain pending.

Auction Rate Securities-Related Litigation and Other Matters

Citigroup and Related Parties have been named as defendants in numerous actions and proceedings brought by Citigroup shareholders and purchasers or issuers of ARS, asserting federal and state law claims arising from the collapse of the ARS market in early 2008, which plaintiffs contend Citigroup and other ARS underwriters and broker-dealers foresaw or should have foreseen, but failed adequately to disclose. Many of these matters have been dismissed or settled. Most of the remaining matters are in arbitrations pending before FINRA.

Terra Firma Litigation

In December 2009, the general partners of two related private equity funds filed a complaint in New York state court, subsequently removed to the United States District Court for the Southern District of New York, asserting multi-billion-dollar fraud and other common law claims against certain Citigroup affiliates arising out of the May 2007 auction of the music company EMI, in which Citigroup acted as advisor to EMI and as a lender to plaintiffs' acquisition vehicle. Following a jury trial, a verdict was returned in favor of Citigroup on November 4, 2010. Plaintiffs appealed from the entry of the judgment. On May 31, 2013, the United States Court of Appeals for the Second Circuit vacated the November 2010 jury verdict in favor of Citigroup and ordered that the case be retried. A retrial is scheduled to begin on July 7, 2014. Additional information relating to this action is publicly available in court filings under the docket numbers 09 Civ. 10459 (S.D.N.Y.) (Rakoff, J.) and 11-0126-cv (2d Cir.).

In August and September 2013, the plaintiffs in the New York proceedings, together with their affiliates and principal, filed fraud and negligent misrepresentation claims arising out of the EMI auction in the High Court of Justice, Queen's Bench Division, Manchester District Registry Mercantile Court in Manchester, England, against certain Citigroup affiliates. The cases have since been transferred to the High Court of Justice, Queen's Bench Division, Commercial Court in London. The plaintiffs have elected to proceed with only one of the cases. Additional information relating to the surviving action is available in court filings under the caption Terra Firma Investments (GP) 2 Ltd. & Ors v Citigroup Global Markets Ltd.& Ors (Claim No. 3MA40121).

(Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

Terra Securities-Related Litigation

Certain Citigroup affiliates have been named as defendants in an action brought by seven Norwegian municipalities, asserting claims for fraud and negligent misrepresentation arising out of the municipalities' purchase of fund-linked notes acquired from the now-defunct securities firm Terra Securities, which in turn acquired those notes from Citigroup. Plaintiffs seek approximately $120 million in compensatory damages, plus punitive damages. On March 28, 2013, the United States District Court for the Southern District of New York granted defendants' motion for summary judgment dismissing all remaining claims asserted by seven Norwegian municipalities. Plaintiffs appealed this ruling, and on February 18, 2014, the United States Court of Appeals for the Second Circuit issued a summary order affirming the dismissal. Additional information related to this action is publicly available in court filings under the docket numbers 09 Civ. 7058 (S.D.N.Y.) (Marrero, J.) and 13-1188-cv (2nd Cir.).

Tribune Company Bankruptcy

Certain Citigroup affiliates have been named as defendants in adversary proceedings related to the Chapter 11 cases of Tribune Company (Tribune) filed in the United States Bankruptcy Court for the District of Delaware, asserting claims arising out of the approximately $11 billion leveraged buyout of Tribune in 2007. On August 2, 2013, the Litigation Trustee, as successor plaintiff to the Official Committee of Unsecured Creditors, filed a fifth amended complaint in the adversary proceeding KIRSCHNER v. FITZSIMONS, ET AL. The complaint seeks to avoid and recover as actual fraudulent transfers the transfers of Tribune stock that occurred as a part of the leveraged buyout. Several Citigroup affiliates are named as "Shareholder Defendants" and are alleged to have tendered Tribune stock to Tribune as a part of the buyout. CGMI also has been named in a separate action as a defendant in connection with its role as advisor to Tribune. Additional information concerning these actions is publicly available in court filings under the docket numbers 08-13141 (Bankr. D. Del.) (Carey, J.), 11 MD 02296 (S.D.N.Y.) (Sullivan, J.), and 12 MC 2296 (S.D.N.Y.) (Sullivan, J.).

Credit Default Swaps Matters

In April 2011, the European Commission (EC) opened an investigation (Case No COMP/39.745) into the CDS industry. The scope of the investigation initially concerned the question of "whether 16 investment banks and Markit, the leading provider of financial information in the CDS market, have colluded and/or may hold and abuse a dominant position in order to control the financial information on CDS." On July 2, 2013, the EC issued to Citigroup, CGMI, Citigroup Global Markets Ltd., Citicorp North America Inc., and Citibank, N.A., as well as Markit, ISDA, and 12 other investment bank dealer groups, a Statement of Objections alleging that Citigroup and the other dealers colluded to prevent exchanges from entering the credit derivatives business in breach of Article 101 of the Treaty on the Functioning of the European Union. The Statement of Objections sets forth the EC's preliminary conclusions, does not prejudge the final outcome of the case, and does not benefit from the review and consideration of Citigroup's arguments and defenses. Citigroup filed a Reply to the Statement of Objections on January 23, 2014, and it will have the opportunity to make oral submissions to the EC, likely during the course of 2014.

In July 2009 and September 2011, the Antitrust Division of the U.S. Department of Justice served Civil Investigative Demands (CIDs) on Citigroup concerning potential anticompetitive conduct in the CDS industry. Citigroup has responded to the CIDs and is cooperating with the investigation.

(Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

In addition, putative class action complaints have been filed by various entities against Citigroup, CGMI and Citibank, N.A., among other defendants, alleging anticompetitive conduct in the CDS industry and asserting various claims under Sections 1 and 2 of the Sherman Act as well as a state law claim for unjust enrichment. On October 16, 2013, the U.S. Judicial Panel on Multidistrict Litigation centralized numerous putative class actions filed by various entities against Citigroup, CGMI and Citibank, N.A., among other defendants, alleging anticompetitive conduct in the credit default swaps industry and ordered that those actions pending in the United States District Court for the Northern District of Illinois be transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings before Judge Denise Cote. Additional information relating to these actions is publicly available in court filings under the docket numbers 1:13-cv-03357 (N.D. Ill.), 1:13-cv-04979 (N.D. Ill.), 1:13-cv-04928 (S.D.N.Y.), 1:13-cv-05413 (N.D. Ill.), and 1:13-cv-05417 (N.D. Ill.), 1:13-cv-05725 (N.D. Ill.), and 13-cv-6116 (S.D.N.Y.).

Interbank Offered Rates-Related Litigation and Other Matters

Regulatory Actions: Government agencies in the U.S., including the Department of Justice, the Commodity Futures Trading Commission, the SEC, and a consortium of state attorneys general, as well as agencies in other jurisdictions, including the EC, the U.K. Financial Conduct Authority, the Japanese Financial Services Agency (JFSA), the Swiss Competition Commission and the Monetary Authority of Singapore, are conducting investigations or making inquiries regarding submissions made by panel banks to bodies that publish various interbank offered rates and other benchmark rates. As members of a number of such panels, Citigroup subsidiaries have received requests for information and documents. Citigroup is cooperating with the investigations and inquiries and is responding to the requests.

On December 16, 2011, the JFSA took administrative action against Citigroup Global Markets Japan Inc. (CGMJ) for, among other things, certain communications made by two CGMJ traders about the Euroyen Tokyo interbank offered rate (TIBOR) and the Japanese yen London interbank offered rate (LIBOR). The JFSA issued a business improvement order and suspended CGMJ's trading in derivatives related to yen LIBOR and Euroyen and yen TIBOR from January 10 to January 23, 2012. On the same day, the JFSA also took administrative action against Citibank Japan Ltd. (CJL) for conduct arising out of CJL's retail business and also noted that the communications made by the CGMJ traders to employees of CJL about Euroyen TIBOR had not been properly reported to CJL's management team.

On December 4, 2013, the EC announced a settlement with Citigroup and CGMJ resolving the EC's investigation into yen LIBOR and Euroyen TIBOR. As detailed in the EC's announcement, Citigroup was among five banks and one interdealer broker settling the EC's investigation. As part of the settlement, Citigroup has agreed to pay a fine of 70,020,000 Euro.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

Antitrust and Other Litigation: Citigroup and Citibank, N.A., along with other U.S. Dollar (USD) LIBOR panel banks, are defendants in a multi-district litigation (MDL) proceeding before Judge Buchwald in the United States District Court for the Southern District of New York captioned IN RE LIBOR-BASED FINANCIAL INSTRUMENTS ANTITRUST LITIGATION (the LIBOR MDL), appearing under docket number 1:11-md-2262 (S.D.N.Y.). Judge Buchwald appointed interim lead class counsel for, and consolidated amended complaints were filed on behalf of, three separate putative classes of plaintiffs: (i) over-the-counter (OTC) purchasers of derivative instruments tied to USD LIBOR; (ii) purchasers of exchange-traded derivative instruments tied to USD LIBOR; and (iii) indirect OTC purchasers of U.S. debt securities. Each of these putative classes alleged that the panel bank defendants conspired to suppress USD LIBOR in violation of the Sherman Act and/or the Commodity Exchange Act, thereby causing plaintiffs to suffer losses on the instruments they purchased. Also consolidated into the MDL proceeding were individual civil actions commenced by various Charles Schwab entities alleging that the panel bank defendants conspired to suppress the USD LIBOR rates in violation of the Sherman Act, the Racketeer Influenced and Corrupt Organizations Act (RICO), and California state law, causing the Schwab entities to suffer losses on USD LIBOR-linked financial instruments they owned. Plaintiffs in these actions sought compensatory damages and restitution for losses caused by the alleged violations, as well as treble damages under the Sherman Act. The Schwab and OTC plaintiffs also sought injunctive relief.

Citigroup and Citibank, N.A., along with other defendants, moved to dismiss all of the above actions. On March 29, 2013, Judge Buchwald issued an opinion and order dismissing the plaintiffs' federal and state antitrust claims, RICO claims and unjust enrichment claims in their entirety, but allowing certain of the plaintiffs' Commodity Exchange Act claims to proceed.

On August 23, 2013, Judge Buchwald issued a decision resolving several motions filed after the March 29, 2013 order. Pursuant to the August 23, 2013 decision, on September 10, 2013, consolidated second amended complaints were filed by interim lead plaintiffs for the putative classes of (i) OTC purchasers of derivative instruments tied to USD LIBOR and (ii) purchasers of exchange-traded derivative instruments tied to USD LIBOR. Each of these putative classes continues to allege that the panel bank defendants conspired to suppress USD LIBOR: (i) OTC purchasers assert claims under the Sherman Act and for unjust enrichment and breach of the implied covenant of good faith and fair dealing and (ii) purchasers of exchange-traded derivative instruments assert claims under the Commodity Exchange Act and the Sherman Act and for unjust enrichment.

On September 17, 2013, the plaintiff class of indirect OTC purchasers of U.S. debt securities filed an appeal in the Second Circuit of Judge Buchwald's March 29, 2013 and August 23, 2013 orders. The Schwab plaintiffs filed a separate appeal in the Second Circuit on September 24, 2013. The Second Circuit dismissed the appeals on October 30, 2013, and denied the plaintiffs' motions to reconsider dismissal on December 16, 2013.

(Continued)

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

As part of the August 23, 2013 order, Judge Buchwald also continued the stay of all actions that have been consolidated into the LIBOR MDL proceeding after June 29, 2012. Citigroup and/or Citibank, N.A. are named in 36 such stayed actions. The stayed actions include lawsuits filed by, or on behalf of putative classes of, community and other banks, savings and loans institutions, credit unions, municipalities and purchasers and holders of LIBOR-linked financial products. As a general matter, plaintiffs allege that defendant panel banks artificially suppressed USD LIBOR, thereby decreasing the amount plaintiffs would have received in the absence of manipulation. Plaintiffs seek compensatory damages, various forms of enhanced damages, and declaratory and injunctive relief. Additional information relating to these actions is publicly available in court filings under the following docket numbers: 1:12-cv-4205 (S.D.N.Y.) (Buchwald, J.); 1:12-cv-5723 (S.D.N.Y.) (Buchwald, J.); 1:12-cv-5822 (S.D.N.Y.) (Buchwald, J.); 1:12-cv-6056 (S.D.N.Y.) (Buchwald, J.); 1:12-cv-6693 (S.D.N.Y.) (Buchwald, J.); 1:12-cv-7461 (S.D.N.Y.) (Buchwald, J.); 2:12-cv-6294 (E.D.N.Y.) (Seybert, J.); 2:12-cv-10903 (C.D. Cal.) (Snyder, J.); 3:12-cv-6571 (N.D. Cal.) (Conti, J.); 3:13-cv-106 (N.D. Cal.) (Beller, J.); 4:13-cv-108 (N.D. Cal.) (Ryu, J.); 3:13-cv-109 (N.D. Cal.) (Laporte, J.); 3:13-cv-48 (S.D. Cal.) (Sammartino, J.); 5:13-cv-62 (C.D. Cal.) (Phillips, J.); 1:13-cv-346 (S.D.N.Y.) (Buchwald, J.); 1:13-cv-407 (S.D.N.Y.) (Buchwald, J.); 5:13-cv-122 (C.D. Cal.) (Bernal, J.); 1:13-cv-1016 (S.D.N.Y.) (Buchwald, J.); 1:13-cv-1456 (S.D.N.Y.) (Buchwald, J.); 1:13-cv-1700 (S.D.N.Y.) (Buchwald, J.); 1:13-cv-342 (E.D. Va.) (Brinkema, J.); 1:13-cv-2297 (S.D.N.Y.) (Buchwald, J.); 4:13-cv-2244 (N.D. Cal.) (Hamilton, J.); 3:13-cv-2921 (N.D. Cal.) (Chesney, J.); 3:13-cv-1466 (S.D. Cal.) (Lorenz, J.); 3:13-cv-2979 (N.D. Cal.) (Tigar, J.); 4:13-cv-2149 (S.D. Tex.) (Hoyt, J.); 2:13-cv-1476 (E.D. Cal.) (Mueller, J.); 1:13-cv-4018 (S.D.N.Y.) (Buchwald, J.); 2:13-cv-4352 (E.D. Pa.) (Restrepo, J.); 4:13-cv-334 (S.D. Iowa) (Pratt. J.); 4:13-cv-335 (S.D. Iowa) (Pratt, J.); 1:13-cv-7720 (S.D.N.Y.) (Buchwald, J.); 1:13-cv-7720 (S.D.N.Y.) (Buchwald, J.); 1:13-cv-5278 (N.D. Cal.) (Vadas, J.); and 1:14-cv-146 (S.D.N.Y.) (Buchwald, J.).

Citigroup and Citibank, N.A., along with other USD LIBOR panel banks, are also named as defendants in an individual action filed in the United States District Court for the Southern District of New York on February 13, 2013, captioned 7 WEST 57th STREET REALTY CO. v. CITIGROUP, INC., ET AL. The plaintiff filed an amended complaint on June 11, 2013, asserting federal and state antitrust claims and federal RICO claims and seeking compensatory damages, treble damages where authorized by statute, and declaratory relief. The plaintiff alleges that the defendant panel banks manipulated USD LIBOR to keep it artificially high and that this manipulation affected the value of plaintiffs' OTC municipal bond portfolio. The defendants have moved to dismiss the amended complaint, and briefing on the motions to dismiss was completed on December 13, 2013. Additional information concerning this action is publicly available in court filings under the docket number 1:13-cv-981 (Gardephe, J.).

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2013

Separately, on April 30, 2012, an action was filed in the United States District Court for the Southern District of New York captioned LAYDON V. MIZUHO BANK LTD. ET AL. The plaintiff filed an amended complaint on November 30, 2012, naming as defendants banks that are or were members of the panels making submissions used in the calculation of Japanese yen LIBOR and TIBOR, and certain affiliates of those banks, including Citigroup, Citibank, N.A., CJL and CGMJ. On April 15, 2013, the plaintiff filed a second amended complaint alleging that defendants, including Citigroup, Citibank, N.A., CJL and CGMJ, manipulated Japanese yen LIBOR and TIBOR in violation of the Commodity Exchange Act and the Sherman Act. The second amended complaint asserts claims under these acts and for unjust enrichment on behalf of a putative class of persons and entities that engaged in U.S.-based transactions in Euroyen TIBOR futures contracts between January 2006 and December 2010. Plaintiffs seek compensatory damages, treble damages under the Sherman Act, restitution, and declaratory and injunctive relief. The defendants have moved to dismiss the second amended complaint, and briefing on the motions to dismiss was completed on October 16, 2013. Additional information concerning this action is publicly available in court filings under the docket number 1:12-cv-3419 (S.D.N.Y.) (Daniels, J.).

Settlement Payments

Payments required in settlement agreements described above have been made or are covered by existing litigation accruals.

* * *

Additional matters asserting claims similar to those described above may be filed in the future.

(14) **Subsequent Events**

The Company has evaluated whether events or transactions have occurred after December 31, 2013 that would require recognition or disclosure in these financial statements through February 28, 2014, which is the date these financial statements were available to be issued. No such transactions required recognition or disclosure in the financial statements for the year ended December 31, 2013.

(Continued)



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm
on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5
and Commodity Futures Trading Commission Regulation 1.16

The Board of Directors
Citigroup Global Markets Inc.:

In planning and performing our audit of the consolidated financial statements of Citigroup Global Markets Inc. (an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.) and its subsidiaries (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.



3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.



This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2014